EXHIBIT 99.1

DESCRIPTION

This description of Québec is dated as of May 17, 2021 and appears as Exhibit 99.1 to Québec’s Annual Report on Form 18-K to
the U.S. Securities and Exchange Commission for the fiscal year ended
March 31, 2021

This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of Québec.

Table of Contents

SUMMARY	3
MAP	7
QUÉBEC	8
Overview	8
Constitutional Framework	8
Government	9
Aboriginal Peoples	9
ECONOMY	11
Economic Developments in 2020	11
Plan Nord	12
Economic Structure	14
Free Trade Agreements	24
GOVERNMENT FINANCES	26
Financial Administration	26
Consolidated Financial Transactions	27
2020-2021 Preliminary results	29
2021-2022 Forecast – Budget 2021-2022	30
Accounting Standard	31
Economic Assumptions	32
Consolidated Revenue	32
Consolidated Expenditure	36
Government Employees and Collective Unions	38
Consolidated Non-Budgetary Transactions	38
Impacts of COVID-19 pandemic	41
GOVERNMENT ENTERPRISES AND BODIES	42
Enterprises Included in the Government’s Reporting Entity	44
Government Bodies That Conduct Fiduciary Transactions Not Included in the
Government’s Reporting Entity	47
PUBLIC SECTOR DEBT	49
Government Debt	51
Guaranteed Debt	54
Funded Debt of the Municipal Sector and Other Institutions	54
WHERE YOU CAN FIND MORE INFORMATION	56
FORWARD-LOOKING STATEMENTS	56
SUPPLEMENTARY INFORMATION	57

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The fiscal year of Québec ends on March 31. “Fiscal 2021” and “2020-2021” refer to the fiscal year ended March 31, 2021, and, unless otherwise indicated, “2020” means the calendar year ended December 31, 2020. “Fiscal 2022” and “2021-2022” refer to the fiscal year that will end on March 31, 2022. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables included in this document are due to rounding.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

Economy
(dollar amounts in millions, unless otherwise specified)
	2016	2017	2018	2019	2020
GDP at current market prices	399,225	418,674	441,388	460,357	441,748
% change - GDP in chained 2012(1)	1.6	2.9	2.9	2.7	-5.3
Household income	361,199	377,208	394,894	416,426	438,708
Capital expenditures	34,776	37,630	42,803	45,782	43,556
International exports of goods	80,355	85,291	92,375	93,310	85,814
Population at July 1 (in thousands)	8,226	8,302	8,402	8,502	8,575
Unemployment rate	7.2	6.1	5.5	5.1	8.9
Consumer Price Index - % change	0.7	1.0	1.7	2.1	0.8
Average exchange rate (USD per CAD)	0.7548	0.7701	0.7718	0.7536	0.7454
(1)	Adjusted for the effects of inflation in the currency from year to year.

Summary of Consolidated Financial Transactions
Fiscal year ending March 31(1)(2)
(dollar amounts in millions)
							Budget
					Preliminary		Forecast
	2018	2019	2020		Results 2021	(3)	2022	(5)
Own-source revenue	85,919	91,626	91,746		90,028		95,668
Federal transfers	22,485	23,120	25,228		30,274		26,899
Total consolidated revenue	108,404	114,746	116,974		120,302		122,567
Expenditure	–94,272	–97,744	–106,411		–110,821		–116,858
Debt service	–9,217	–8,722	–7,676		–7,665		–8,613
Total consolidated expenditure	–103,489	–106,466	–114,087		–118,486		–125,471
COVID-19 support and recovery measures	—	—	–277	(4)	–11,920		–4,284
Change in application of the accounting standard respecting transfert payments	–1,901	–390	–527		–632		–732
Provision for economic risks and other support and recovery measures	—	—	—		–1,250		–1,250
Deposits of dedicated revenues in the Generations Fund(5)	–2,293	–3,477	–2,606		–3,014		–3,080
Budgetary balance within the meaning of the Balanced Budget Act	721	4,413	–523		–15,000		–12,250
Deposits of dedicated revenues in the Generations Fund	2,293	3,477	2,606		3,014		3,080
Surplus (deficit) within the meaning of the public accounts	3,014	7,890	2,083		–11,986		–9,170
Non-budgetary transactions	–5,776	–8,033	–5,044		–12,158		–10,895
Net financial requirements	–2,762	–143	–2,961		–24,144		–20,065
(1)	Financial information is presented on a consolidated basis, as in Budget 2021-2022.
(2)	Fiscal 2018, 2019, 2020 and 2021 data have been reclassified to be on the same budgetary structure as Fiscal 2022, as in Budget 2021-2022.
(3)	The Preliminary Results 2021 are based on financial information presented as at March 31, 2021 in Budget 2021-2022, which was released on March 25, 2021. These preliminary results are subject to change.
(4)	The data represents an estimate and not an actual result.
(5)	The Generations Fund was created in June 2006 by the adoption of the Act to reduce the debt and establish the Generations Fund (“Generations Fund Act”) and is a separate entity from the General Fund. This law establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.

Funded Debt of Public Sector (net of sinking fund balances)
(dollar amounts in millions)(1)
					Preliminary
	2017	2018	2019	2020	Results 2021	(2)
Government Funded Debt
Borrowings - Government	183,500	189,167	182,507	187,146	206,459
Borrowings - to finance Government Enterprises	258	218	210	-	-
Government Guaranteed Debt(3)	42,882	43,160	43,054	43,839	44,831
Municipal Sector Debt	24,058	24,505	25,173	27,716	28,249
Education Institutions(4)	898	910	1,026	1,204	1,204
Public Sector Funded Debt	251,596	257,960	251,970	259,905	280,743
Per Capita ($)	30,586	31,072	29,990	30,571	32,741
As percentage of(5)
GDP	63.0%	61.6%	57.1%	56.5%	63.6%
Household income	69.7%	68.4%	63.8%	62.4%	64.0%
(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2021 are based on financial information available as of March 31, 2021. These preliminary results are subject to change.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Percentages are based upon the prior calendar year’s GDP and household income.

Québec

Nunavut
Hudson Strait
Kangiqsujuaq
Nunavik Nickel
Ungava Bay
Kuujjuaq
Hudson Bay
Labrador Sea
Kuujjuarapik
Schefferville
James Bay
Radisson
La Grande Rivière
Churchill
Renard
Fermont
Matoush
Fire Lake
Projet La Romaine
Manicouagan
Matagami
Havre-Saint-Pierre
Sept-Îles
Bachelor
Anita
Baie-Comeau
Amos
Newfoundland and Labrador
Saint-Félicien
Gaspé
Rouyn-Noranda
Matane
Saguenay
Golfe du Saint-Laurent
Val-d'Or
Mont-Joli
Fleuve Saint-Laurent
La Tuque
La Pocatière
Québec
New Brunswick
Prince Edward Island
Trois-Rivières
Bécancour
Ontario
Gatineau
Windsor
United States
Nova Scotia
Atlantic Ocean
Bromont
0
200 km
Mirabel
Varennes
Longueuil
Montréal
Vaudreuil-Dorion
Beauharnois

Economic Activities

- Airport
- Aluminum
- Electricity
- Electronics
- Mine
- Port
- Chemical Products
- Forestry Products
- Transport

Boundaries

- Northern boundary of attributable forest
- Southern boundary of the area covered by Northern Territory

Borders

- International border
- Interprovincial border
- Québec – Newfoundland and Labrador border (non-definitive)

© Gouvernement du Québec, 2016

QUÉBEC

Overview

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (8.6 million, representing 22.5% of the population of Canada, as of January 2020). The population of Québec increased on average by 1.0% per year since 2016. Over the same period, the population of Canada increased on average by 1.3% per year.

Québec has a modern, developed economy. In 2020, the service sector contributed 72.8%, the manufacturing industry 13.0%, the construction industry 6.7%, the utilities industry 3.4% and the primary sector 4.3% to real GDP in chained 2012 dollars. Québec’s real GDP represented 19.4% of Canada’s real GDP in 2020. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper products and wood products. With its significant hydroelectric resources, Québec generated 32.6% of the electricity produced in Canada in 2020.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Constitutional Framework

Canada is a federation of ten provinces and three federal territories, with a constitutional division of responsibilities between the federal and provincial parliaments as set out in the Constitution of Canada.

Under the Constitution, each provincial parliament has exclusive authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Each province also has exclusive authority to regulate education, health, social services, property and private law, natural resources, municipal institutions and, generally, all other matters of a purely local or private nature in its province. Additionally, each province has the exclusive authority to regulate and raise revenue from the exploration, development, conservation and management of natural resources.

The federal parliament is empowered to raise revenue by any method or system of taxation and generally has authority over matters or subjects not assigned exclusively to the provincial parliaments. It has exclusive authority over the regulation of extraprovincial trade and commerce, currency and coinage, banks and banking, national defence, naturalization and aliens, postal service, navigation and shipping and bills of exchange, interest and bankruptcy.

The Constitution Act, 1982 (the “Constitution Act”) includes various modifications to the Constitution. It provides, among other things, that amendments to the Constitution be effected in Canada according to an amending formula and no longer through enactments of the Parliament of the United Kingdom. The Constitution Act came into effect in 1982 notwithstanding the opposition of the National Assembly of Québec (the “National Assembly”) and the government of Québec to certain clauses relating to provincial jurisdiction and the terms of the amending formula.

Following the last general election, held on October 1, 2018, the Coalition Avenir Québec formed a majority Government. With regard to Québec’s place in Canada, the Coalition Avenir Québec pursues a policy that seeks greater economic and political autonomy, promotes Québec’s interests and focuses on strengthening Québec’s place within the federation.

Government

Legislative power in Québec is exercised by the Parliament of Québec, composed of the National Assembly and the Lieutenant Governor (the “Parliament”). The National Assembly consists of 125 members elected by popular vote from single member districts. According to constitutional practice, the leader of the party with the largest number of elected members becomes Prime Minister and forms the Government.

Executive power in Québec is vested in the Government of Québec, composed of the Conseil exécutif and the Lieutenant Governor (the “Government”). The Conseil exécutif, which consists of the Prime Minister and all other ministers, is accountable to the National Assembly. The Lieutenant Governor, which is a federal government appointee, always acts with, or on the recommendation of, the Prime Minister or the Conseil exécutif.

The National Assembly consists of 74 members of the Coalition Avenir Québec, 28 members of the Québec Liberal Party, 10 members of Québec solidaire, 8 members of the Parti Québécois and 5 independent members. The next general election will be held on October 3, 2022, subject to earlier dissolution of the National Assembly by the Lieutenant Governor upon the recommendation of the Prime Minister.

Aboriginal Peoples

Over the past 25 years various aboriginal communities have initiated legal actions to have the existence of their alleged aboriginal rights (including aboriginal title) recognized and to obtain damages and interest as compensation for alleged infringements of their rights. The existing aboriginal and treaty rights of aboriginal peoples of Canada are recognized under section 35 of the Constitution Act, 1982. Taken as a whole, aboriginal peoples are claiming $10.1 billion in damages and interest through these actions.

Included among these legal actions are five claims for damages and interest filed as part of efforts to contest the validity of a provision of a federal statute, the James Bay and Northern Québec Native Claims Settlement Act, S.C. 1977, c.32 (the “JBNQ Act”) which implements the 1975 James Bay and Northern Québec Agreement (the “JBNQA”). The effect of that provision was to extinguish all aboriginal claims, rights, titles and interests, regardless of their nature, in respect of the territory covered by the JBNQA (which includes territorial regions of James Bay and Nunavik north of the 49th parallel). The following bands or communities initiated legal actions regarding the JBNQA Act:

—	The Innu community of Pessamit seek $75 million in compensation for the alleged loss of enjoyment of their aboriginal rights for more than 25 years; alternatively, they claim $250 million as fair compensation in the event the Court concludes that their aboriginal rights have been extinguished; this case is currently suspended;

—	The Innu community of Uashat-Maliotenam are claiming compensation for an aggregate amount of $1.5 billion in damages and interest and revenue sharing for the alleged unlawful use and management of the lands, including with respect to hydroelectric facilities. Part of the territory that is covered by this claim overlaps with the JBNQA territory; Québec and Hydro-Québec are contesting this claim; the portion of the claim related to the JBNQA territory is suspended indefinitely;

—	The Atikamekw are claiming compensation for an aggregate amount of $300 million in damages and interest; Québec is contesting this claim, which was officially suspended through 2012 and has remained inactive since then;

—	The Matimekush Lac-John Innu community is claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim; and

—	The Abitibiwinni (Pikogan), Lac Simon, Long Point (Winneway) and Kitcisakik Québec Algonquin communities and the Wahgoshig Ontario Algonquin community are claiming compensation for an aggregate of $500 million in damages and interest; Québec is contesting this claim.

In addition, legal actions have been filed by three Innu communities (Essipit, Pekuakamiulnuatsh, and Nutashkuan), seeking an aggregate compensation of $3 billion in damages and interest and recognition of aboriginal rights and aboriginal title with respect to their alleged traditional territories. Ongoing negotiations are being held between the governments and these three Innu communities with the aim of concluding a final agreement concerning their overall land claims.

Three other legal actions seeking damages and interest have been filed by aboriginal plaintiffs to obtain compensation for alleged infringements of their rights over their alleged traditional territories:

—	The Innu community of Pessamit is claiming compensation for an aggregate of $500 million in damages and interest and revenue sharing for the alleged unlawful use and management of land in respect of hydroelectric facilities; Québec and Hydro-Québec are contesting this claim;

—	The Innu community of Pessamit is also claiming compensation for an aggregate of $1 billion in damages and interests against Québec and Canada for the alleged infringement of its aboriginal rights in relation with forest development, $2.1 billion against Québec for breach of its alleged right to develop the forest resource and $50 million in damages and interests against Québec and a forest company for logging activities carried out on René-Levasseur Island; this case is currently suspended; and

—	Several members of the Uashat-Maliotenam community near Sept-Îles are claiming compensation for an aggregate of $350 million in damages and interest in respect of aboriginal title and aboriginal rights on a vast territory located north of Sept-Îles; Québec is contesting this claim.

ECONOMY

Economic Developments in 2020

Canada. Gross domestic product (“GDP”) adjusted for inflation in chained 2012 dollars (“real GDP”), as published in the National Economic Accounts on March 2, 2021, decreased at a rate of 5.4% in 2020, compared to an increase of 1.9% in 2019. This decrease was mainly attributable to the contraction of consumer spending and non-residential business investment due to the pandemic. Final domestic demand decreased by 4.5% in real terms in 2020, compared to an increase of 1.4% in 2019. Real consumer spending decreased by 6.1% in 2020, compared to an increase of 1.6% in 2019. International exports decreased by 9.8% in volume and by 13.4% in value in 2020, compared to increases of 1.3% and 2.2%, respectively, in 2019. Imports decreased by 11.3% in volume and by 11.8% in value in 2020, compared to increases of 0.4% in volume and 1.4% in value in 2019.

In real terms, non-residential investment decreased by 7.4% in 2020, the result of an 11.6% decrease in the business sector which was partially offset by an increase of 4.3% in the government sector. Residential investment increased by 3.9% in 2020, due to a 4.4% increase in housing starts. Government expenditure on goods and services decreased by 1.1% in 2020.

The Consumer Price Index (“CPI”) increased by 0.7% in 2020. Overall employment decreased by 5.2% in 2020, while the unemployment rate increased to 9.5% from 5.7% in 2019.

Québec. Real GDP, as published in the Québec Economic Accounts on March 24, 2021, decreased at a rate of 5.3% in 2020, compared to an increase of 2.7% in 2019. Final domestic demand decreased by 3.7% in real terms in 2020, compared to a 2.3% increase in 2019. Real consumer spending decreased by 5.6% in 2020, compared to an increase of 2.1% in 2019. International exports decreased by 11.7% in volume and by 12.8% in value in 2020, compared with increases of 1.1% in volume and 0.5% in value in 2019. International imports decreased by 15.0% in volume and by 13.5% in value in 2020, compared with increases of 2.1% in volume and 3.2% in value in 2019.

In real terms, non-residential investment decreased by 4.3% in 2020, the result of a 7.2% decrease in the business sector which was partially offset by an increase of 1.6% in the public sector. Residential investment increased by 2.8% in 2020.

The CPI increased by 0.8% in 2020. Overall employment decreased by 4.8% in 2020 while the unemployment rate increased to 8.9% from 5.1% in 2019.

Impacts of the COVID-19 pandemic on the Québec economy

The Government is reviewing the impacts that the COVID-19 pandemic is having on Québec’s economy since its beginning in early 2020. The extent of these impacts continues to depend on future developments, which are highly uncertain and cannot be predicted at this time but may be severe. For further details on the measures currently taken by the Government to alleviate the impacts of the COVID-19 pandemic on Québec’s economy and its budgetary framework, see Section “Government Finances – Impacts of COVID-19”.

In Québec, the public health measures forced a shutdown of activities in the spring of 2020. This pause brought about a recession, that is, a decline in real GDP for at least two quarters in a row. Output declined by 2.8% and 12.1% in the first and second quarters of 2020, respectively. Real GDP and its major components, from consumption and investments to exports and imports, saw a substantial downturn in the second quarter of 2020.

After a significant contraction in economic activity, Québec's economy has started growing again. Growth of 12.6% and 1.5% were observed in the third and fourth quarters of 2020 respectively. Real GDP is forecast to grow by 4.2% in 2021 according to Budget 2021-2022. Although recovery is under way, the impact of the public health crisis continues to be felt.

Plan Nord

The Plan Nord territory covers nearly 1.2 million square kilometers and accounts for 72% of Québec’s geographic area. It contains a large variety of mineral resources, including gold, iron and rare earths, as well as clean and renewable energy resources.

The Government seeks to develop the Plan Nord territory’s natural resources and intends to invest to support large-scale strategic development projects, including roads, social housing, training facilities and national parks and to implement actions in areas such as tourism, culture and education. These investments are made through the Société du Plan Nord, an agency created in 2015 to coordinate Government’s action for the Plan Nord territory’s development. Following the end of its first action plan for 2015-2020, the Société du Plan Nord presented in December 2020 its action plan for 2020-2023 in accordance with the government’s development priorities. In March 2016, in order to accelerate the development of mining projects in the Labrador Trough region, the Government acquired the rail and port facilities at Pointe-Noire, near the Sept-Îles port. The Government now manages and develops these industrial facilities in a multi-user approach, through the Société Ferroviaire et Portuaire de Pointe-Noire Limited Partnership (“SFPPN”). The Government also intends to invest another $1 billion, through the Natural Resources and Energy Capital Fund (formerly known as the Capital Mines and Hydrocarbon Fund), to acquire equity interests in companies that extract mineral substances from land in the “domain of the State” (i.e. Québec) and, under certain conditions, in companies that process such substances. In order to support the utilization and processing of all natural resources, as provided by Budget 2019-2020, the scope of the Natural Resources and Energy Capital Fund has been extended to projects related to all natural resources and energy development such as forestry and green energy.

TABLE.1

Main Economic Indicators of Québec(1)
(dollar amounts in millions, except for per capita amounts)
						Compound
						Annual Rate of
						Growth 2016-
	2016	2017	2018	2019	2020	2020
GDP
At current market prices	399,225	418,674	441,388	460,357	441,748
	3.0%	4.9%	5.4%	4.3%	-4.0%	2.6%
In chained 2012 dollars	374,899	385,620	396,838	407,590	386,090
	1.6%	2.9%	2.9%	2.7%	-5.3%	0.9%
Per capita	45,575	46,449	47,233	47,942	45,027
	1.0%	1.9%	1.7%	1.5%	-6.1%	0.0%
Household income	361,199	377,208	394,894	416,426	438,708
	3.1%	4.4%	4.7%	5.5%	5.4%	4.6%
Per capita	43,910	45,435	47,001	48,981	51,164
	2.5%	3.5%	3.4%	4.2%	4.5%	3.6%
Capital expenditures	34,776	37,630	42,803	45,782	43,556
	0.5%	8.2%	13.7%	7.0%	-4.9%	4.7%
Value of manufacturers' shipments	142,997	154,319	162,988	169,484	152,559
	-0.3%	7.9%	5.6%	4.0%	-10.0%	1.2%
Retail trade	119,181	125,723	130,243	131,359	131,293
	6.6%	5.5%	3.6%	0.9%	-0.1%	3.3%
				(In thousands of persons)
Population (at July 1)	8,226	8,302	8,402	8,502	8,575
	0.6%	0.9%	1.2%	1.2%	0.9%	1.0%
Labor Force	4,370	4,428	4,467	4,541	4,498
	0.0%	1.3%	0.9%	1.7%	-1.0%	0.6%
Participation rate (percentage)	64.4%	64.7%	64.5%	64.9%	63.8%
Employment	4,057	4,159	4,222	4,308	4,100
	0.5%	2.5%	1.5%	2.0%	-4.8%	0.3%
Unemployment rate (percentage)	7.2%	6.1%	5.5%	5.1%	8.9%
						(2002=100)
CPI	125.6	126.9	129.0	131.7	132.8
	0.7%	1.0%	1.7%	2.1%	0.8%	1.3%

(1)	Unless otherwise indicated, percentages are percentage changes from the previous year.
Sources: Institut de la statistique du Québec and Statistics Canada.

Economic Structure

In 2020, Québec accounted for 19.4% of Canada’s real GDP. The service sector accounted for 72.8% of Québec’s real GDP, compared with 23.1% for the secondary sector and 4.3% for the primary sector. Québec’s economy is influenced by developments in the economies of its major trading partners, especially the United States, which is Québec’s largest export market. In 2020, the value of exports (including to other Canadian provinces) represented 42.2% of Québec’s GDP.

The following table shows the contribution of each sector to real GDP, which includes net taxes (taxes less subsidies), paid on factors of production. GDP is a measure of value added (the total value of goods delivered and services rendered less the cost of materials and supplies, fuel and electricity).

TABLE.2

Real Gross Domestic Product by Sector at Basic Prices in Chained 2012 Dollars(1)
(dollar amounts in millions)
					% of total 2019			% of total 2020
	2016	2017	2018	2019	Québec	Canada	2020	Québec	Canada
Primary Sector
Agriculture, forestry, fishing and hunting	7,168	7,174	7,280	7,552	2.0	2.2	7,388	2.1	2.4
Mining and oil and gas extraction	7,072	7,580	8,493	8,596	2.3	7.9	8,045	2.2	7.7
	14,240	14,754	15,773	16,148	4.3	10.1	15,433	4.3	10.1
Secondary Sector
Manufacturing	46,468	47,991	49,804	51,151	13.5	10.0	46,481	13.0	9.5
Construction	21,681	23,048	23,884	24,602	6.5	7.2	23,913	6.7	7.3
Utilities	12,242	12,409	12,760	12,797	3.4	2.2	12,281	3.4	2.2
	80,391	83,448	86,448	88,549	23.4	19.3	82,674	23.1	19.1
Service Sector
Community, business and personal services	101,438	103,029	105,824	109,145	28.9	26.2	99,660	27.9	22.6
Finance, insurance and real estate	60,610	62,991	64,533	66,116	17.5	19.6	67,025	18.7	21.3
Wholesale and retail trade	39,135	39,926	41,088	41,904	11.1	10.2	41,458	11.6	10.4
Governmental services	25,949	26,442	27,088	27,819	7.4	6.7	27,692	7.7	7.0
Transportation and warehousing	14,811	15,511	16,166	16,556	4.4	4.5	12,763	3.6	3.8
Information and cultural services	11,107	11,539	11,798	12,288	3.3	3.3	11,816	3.3	3.4
	253,050	259,437	266,497	273,829	72.5	70.6	260,414	72.8	70.8
Real GDP	347,198	357,097	367,980	377,811	100.0	100.0	357,829	100.0	100.0

(1)	North American Industrial Classification System (NAICS) in chained 2012 dollars. For the chained 2012 dollars, the aggregate amounts are not equal to the sums of their components.
Sources: Institut de la statistique du Québec and Statistics Canada.

Primary Sector. In 2020, the primary sector, which includes agriculture, forestry, fishing and hunting and mining and oil and gas extraction, contributed 4.3% to real GDP and accounted for 2.3% of employment in Québec. Québec’s forests, covering 905,851 square kilometers, or 349,751 square miles, are among its most important natural resources. Québec’s logging operations were estimated to have generated revenue of $2.134 billion from sales to domestic and foreign customers in 2019. In 2019, the value of fabricated wood products shipments increased by 7.9% and the value of exports increased by 20.3%. In mining and oil and gas extraction, which represented 52.1% of the primary sector in 2020, production is concentrated mainly in gold, stone, cement and copper. In 2019, the value of mineral production amounted to $10.9 billion.

Secondary Sector. In 2020, the secondary sector, which consists of the utilities, manufacturing and construction industries, contributed 23.1% to real GDP and accounted for 18.4% of employment in Québec. In terms of real GDP, the utilities industry decreased by 4.0% and the construction industry decreased by 2.8% in 2020 over 2019. In 2020, real GDP in the manufacturing industry decreased by 9.1% and employment decreased by 4.7%. The record decline in GDP growth from Québec’s trading partners in 2020 due to the pandemic explains the decrease in manufacturing real GDP. The manufacturing industries that showed the biggest declines are clothing and leather and allied products (-27.7% in real GDP and -18.8% in employment), printing and related support activities (-19.6% in real GDP and -17.0% in employment), petroleum and coal product manufacturing (-17.4% in real GDP and -12.4% in employment), aerospace product and parts manufacturing (-15.1% in real GDP and 0.5% in employment) and machinery manufacturing (-14.7% in real GDP and -7.5% in employment). The manufacturing industries that showed less severe decline are paper manufacturing (-0.3% in real GDP and -12.7% in employment) and textile (-1.8% in real GDP and -9.5% in employment).

The leading manufacturing industries in Québec are food products, primary metal products (including aluminum smelting), transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper products, and wood products. Durable goods accounted for 57.7% of manufacturing real GDP and 59.3% of manufacturing employment. As a result of its competitive advantage in low-cost electricity production, Québec is one of the world’s leading producers of aluminum.

TABLE.3

Value of Manufacturer's Shipments(1)
(dollar amounts in millions)
					% of		% of
					total		total
	2016	2017	2018	2019	2019	2020	2020
Food manufacturing	23,198	23,693	24,018	24,880	14.7	25,096	16.5
Primary metal manufacturing	18,615	20,702	21,511	21,485	12.7	21,055	13.8
Transportation equipment manufacturing	18,292	20,240	20,530	23,070	13.6	17,818	11.7
Fabricated metal product manufacturing	8,324	9,278	10,477	11,572	6.8	10,362	6.8
Chemical manufacturing	8,804	9,061	9,845	10,401	6.1	9,442	6.2
Paper manufacturing	9,018	9,284	10,362	9,344	5.5	9,255	6.1
Wood product manufacturing	7,634	8,156	8,642	8,065	4.8	8,705	5.7
Machinery manufacturing	6,237	6,301	7,446	8,634	5.1	7,536	4.9
Plastics and rubber products manufacturing	7,449	7,757	7,938	7,997	4.7	7,523	4.9
Beverage and tobacco product manufacturing	4,395	4,628	4,805	5,050	3.0	5,283	3.5
Furniture and related product manufacturing	3,525	3,952	4,171	4,178	2.5	3,710	2.4
Computer and electronic product manufacturing	3,551	4,505	4,199	4,039	2.4	3,593	2.4
Others(2)	23,953	26,760	29,047	30,772	18.2	23,180	15.2
TOTAL	142,997	154,319	162,988	169,484	100.0	152,559	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Including notably, electrical equipment, appliance and component manufacturing, miscellaneous manufacturing, non-metallic mineral product manufacturing and printing and related support activities.
Source: Statistics Canada.

Service Sector. The service sector includes a wide range of activities such as community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. In 2020, the service sector contributed 72.8% to real GDP and accounted for 79.3% of employment in Québec.

In terms of real GDP, the following sectors recorded a decrease in 2020: transportation and warehousing (-22.9%), community, business and personal services (-8.7%), information and cultural services (-3.8%), wholesale and retail trade (-1.1%) and governmental services (-0.5%). The only sector which recorded an increase was finance, insurance and real estate (1.4%). Due to Québec’s large territory, transportation facilities are essential to the development of its economy. Waterway transportation is provided mainly through the St. Lawrence River Seaway. Highway, rail and air transportation systems service the populated areas, with higher concentrations in the metropolitan areas of Montréal and Ville de Québec.

The financial sector includes large Canadian and foreign banks, insurance companies and other private financial institutions, cooperative institutions and Government financial intermediary enterprises and fiduciary Government bodies, including the Caisse de dépôt et placement du Québec (the “Caisse”), which is one of the largest institutional fund managers in North America.

Capital Expenditures. In 2020, the value of total non-residential capital expenditures decreased by 4.9% in Québec. Non-residential capital expenditures decreased by 13.8% in the private sector, but increased by 4.5% in the public sector.

The decrease in non-residential capital expenditures resulted from decreases in finance, insurance and real estate operators (-19.4%), agriculture, forestry, fishing and hunting (-19.1%), business services, accommodation and other services (-16.6%), mining and oil and gas extraction (-15.1%), manufacturing (-11.1%), construction (-7.0%), wholesale and retail trade (-0.9%) and information, cultural and other utilities (-0.3%). These decreases were partially offset by increases in, transportation and warehousing (9.6%) and governmental, educational, health and social services (1.4%).

TABLE.4

Private and Public Sector Non-Residential Capital Expenditures in Quebec(1)(2)
(dollar amounts in millions)
					% of		% of
					total		total
	2016	2017	2018	2019	2019	2020	2020
Non-residential Investment:
Governmental, educational, health and social services	10,007	11,112	14,241	14,411	31.5	14,615	33.6
Information, cultural and other utilities	7,476	8,148	7,100	7,213	15.8	7,190	16.5
Transportation and warehousing	3,139	3,654	5,165	5,669	12.4	6,211	14.3
Manufacturing	3,878	3,849	4,192	5,379	11.7	4,783	11.0
Finance, insurance and real estate operators	2,480	2,860	2,925	3,264	7.1	2,630	6.0
Business services, accommodation and other services	2,782	2,150	2,534	2,793	6.1	2,330	5.4
Wholesale and retail trade	1,698	1,817	2,137	2,100	4.6	2,081	4.8
Mining and oil and gas extraction	1,575	1,767	2,035	1,980	4.3	1,682	3.9
Construction	956	1,306	1,315	1,368	3.0	1,272	2.9
Agriculture, forestry, fishing and hunting	787	950	1,050	1,359	3.0	1,100	2.5
	34,776	37,630	42,803	45,782	100.0	43,556	100.0

Private sector	18,176	18,778	20,651	23,403	51.1	20,180	46.3
Public sector	16,601	18,852	22,151	22,379	48.9	23,376	53.7
	34,776	37,630	42,803	45,782	100.0	43,556	100.0

(1)	North American Industrial Classification System (NAICS).
(2)	Non-residential construction and machinery and equipment.
Source: Statistics Canada.

Labor Force. In 2020, the labor force was estimated at 4.5 million persons, a decrease of 1.0% from 2019. The participation rate for 2020 was estimated at 63.8% in Québec, compared to 64.1% in Canada. Total employment decreased by 4.8% in 2020 in Québec, compared to a 5.2% decrease in Canada. The unemployment rate in Québec increased to 8.9% from 5.1% in 2019, while the unemployment rate in Canada increased to 9.5% from 5.7% in 2019.

Energy. Of the total energy consumed in Québec in 2018 (the most recent year for which information is available), energy derived from electricity accounted for 39.8%, oil for 38.4%, natural gas for 14.1%, biomass for 7.1% and coal for 0.6%.

Québec generates approximately one-third of all electricity produced in Canada and is one of the largest producers of hydroelectricity in the world. In 2018, 99.6% of all electricity produced in Québec was from renewable sources. More than 41,200 megawatts (“MW”) of hydroelectric capacity (including the capacity of independent producers but excluding the firm capacity currently available from Churchill Falls (Labrador) Corporation Limited) was installed on December 31, 2018. Of the total electricity produced in Québec in 2018, 17.5% (based on sales volume) was exported to the United States and to other Canadian provinces, compared with 16.4% in 2017.

Exports and Imports. In 2020, Québec’s exports of goods and services totaled $186.6 billion of which $115.8 billion (62.1%) was international exports and $70.8 billion (37.9%) was interprovincial exports. Québec’s imports of goods and services totaled $202.0 billion, of which $136.3 billion (67.5%) were international imports and $65.7 billion (32.5%) were interprovincial imports. Québec’s international exports represented 18.1% of Canada’s total exports. In 2020, Québec’s external sector (as defined by the Economic Accounts of the Institut de la statistique du Québec) registered an overall deficit of $15.3 billion, including a deficit of $20.5 billion on international trade and a surplus of $5.2 billion on interprovincial trade. In 2019, Québec registered an overall deficit of $15.2 billion, including a deficit of $24.9 billion on international trade and a surplus of $9.7 billion on interprovincial trade. Québec’s international exports of goods are diversified: in 2020, aircraft and spacecraft had the largest export share, accounting for 10.0% of the total. Nuclear reactors, boilers, machinery and mechanical appliances ranked second with 9.7% and aluminum and articles thereof ranked next with 8.4%. International exports of goods originating from Québec, calculated by the Institut de la

Statistique du Québec from data on Canada’s total exports of goods, were $85.8 billion for 2020 compared with $93.3 billion in 2019, a decrease of 8.0%.

Decreases occurred in the value of exports of mineral fuels and mineral oils (-32.9%), electrical or electronic machinery and equipment (-28.0%), nuclear reactors, boilers, machinery and mechanical appliances (-18.9%), motor vehicles, trailers, bicycles, and motorcycles and other similar vehicles (-18.8%), aircraft and spacecraft (-17.2%), paper, paperboard and articles made from these materials (-12.5%) and copper and articles thereof (-4.4%). Increases occurred in ores, slag and ash (25.1%), wood and articles thereof (15.2%), aluminum and articles thereof (2.3%) and plastics and articles thereof (0.7%).

The United States is Québec’s principal international export market, accounting for 70.0% of its international exports of goods in 2020. The balance of international exports is broadly distributed: Europe (12.1%), Asia excluding Middle-East (11.2%), Middle-East (1.8%), and the rest of the world (4.8%). The share of international exports to destinations other than the United States declined from 32.1% in 2010 to 30.0% in 2020.

Québec’s international exports and imports of services are also diversified, as reflected in tables 7 and 8, which include the most recently available data.

TABLE.5

Quebec's International Exports of Goods
(dollar amounts in millions)
					% of		% of
					total		total
	2016	2017	2018	2019	2019	2020	2020
Aircrafts and Spacecrafts	9,238	8,976	9,814	10,322	11.1	8,551	10.0
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	7,727	8,803	9,962	10,234	11.0	8,296	9.7
Aluminum and Articles Thereof	6,541	8,004	8,140	7,070	7.6	7,235	8.4
Ores, Slag and Ash	2,991	3,195	3,845	4,374	4.7	5,469	6.4
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	4,293	4,407	4,939	5,499	5.9	4,464	5.2
Paper, Paperboard and Articles Made From These Materials	4,877	4,782	5,374	5,059	5.4	4,425	5.2
Wood and Articles of Wood (Incl. Wood Charcoal)	3,376	3,588	3,511	3,339	3.6	3,846	4.5
Plastics and Articles Thereof	2,645	2,908	3,017	3,027	3.2	3,049	3.6
Electrical or Electrononic Machinery and Equipment	3,407	3,335	3,484	4,170	4.5	3,004	3.5
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	3,046	3,521	4,295	4,068	4.4	2,729	3.2
Copper and Articles Thereof	2,379	2,870	3,068	2,748	2.9	2,628	3.1
Other goods(1)	29,835	30,904	32,927	33,400	35.8	32,118	37.4
Total	80,355	85,291	92,375	93,310	100.0	85,814	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as meat and edible meat offal, optical, medical, photographic, scientific and technical instrumentation and pearls, precious stones or metals, coins and jewellery.
Source: Institut de la statistique du Québec, customs basis.

TABLE 6

Quebec's International Imports of Goods
(dollar amounts in millions)
					% of		% of
					Total		Total
	2016	2017	2018	2019	2019	2020	2020
Motor Vehicles, Trailers, Bicycles, Motorcycles and Other Similar Vehicles	13,773	16,499	17,164	17,281	16.5	13,578	15.2
Nuclear Reactors, Boilers, Machinery and Mechanical Appliances	10,937	11,658	13,712	15,705	15.0	13,470	15.1
Electrical or Electrononic Machinery and Equipment	7,099	6,729	7,102	7,204	6.9	6,575	7.4
Mineral Fuels, Mineral Oils, Bituminous Substances and Mineral Waxes	9,338	11,092	14,119	12,500	11.9	5,487	6.2
Aircrafts and Spacecrafts	3,376	3,526	4,083	5,233	5.0	3,973	4.5
Pharmaceutical Products	2,544	3,081	2,971	3,319	3.2	3,264	3.7
Pearls, Precious Stones or Metals, Coins and Jewellery	2,026	1,472	1,510	1,295	1.2	3,088	3.5
Plastics and Articles Thereof	2,303	2,533	2,578	2,675	2.6	2,512	2.8
Optical, Medical , Photographic, Scientific and Technical Instrumentation	2,536	2,477	2,533	2,624	2.5	2,300	2.6
Furniture, and Stuffed Furnishings; Lamps and Illuminated Signs; Prefabricated Buildings	1,615	1,804	1,894	2,022	1.9	1,940	2.2
Inorganic Chemicals and Compounds of Precious Metals and Radioactive Elements	1,880	2,245	2,645	2,086	2.0	1,935	2.2
Other goods(1)	28,330	30,310	33,433	32,744	31.3	31,003	34.8
Total	85,757	93,426	103,745	104,688	100.0	89,125	100.0

(1)	The other goods category represents diverse products or product groups from a broad range of industrial and manufacturing sectors, such as beverages, spirits and vinegar, rubber and articles thereof, woven clothing and articles of apparel and articles of Iron or steel.
Source: Institut de la statistique du Québec, customs basis.

TABLE.7

Quebec's International Exports of Services
(dollar amounts in millions)
	2014	2015	2016	% of total	2017	% of total
				2016		2017
Wholesale and retail sales	5,897	7,492	8,194	25.0	8,191	24.2
Transportation and related services	5,991	6,706	6,946	21.2	7,339	21.7
Professional services	6,074	5,318	5,544	16.9	5,867	17.3
Finance, Insurance and real estate	3,206	3,423	3,677	11.2	3,673	10.9
Administrative services	2,629	2,788	2,912	8.9	2,932	8.7
Accommodation and food services	1,965	2,151	2,564	7.8	2,740	8.1
Information and cultural services	1,650	1,592	1,695	5.2	1,577	4.7
Health, education and public administration	524	616	715	2.2	897	2.6
Arts, entertainment and recreation services	381	466	529	1.6	574	1.7
Other services	52	61	64	0.2	61	0.2
Total	28,368	30,613	32,838	100.0	33,851	100.0
Source: Statistics Canada, input-output tables.

TABLE.8

Quebec's International Imports of Services
(dollar amounts in millions)
	2014	2015	2016	% of total	2017	% of total
				2016		2017
Finance, Insurance and real estate	4,546	4,993	5,594	25.7	5,561	24.0
Accommodation and food services	3,755	3,894	3,970	18.3	4,148	17.9
Administrative services	2,376	2,603	2,915	13.4	3,331	14.4
Transportation and related services	2,559	2,657	2,840	13.1	3,032	13.1
Professional services	2,435	2,405	2,383	11.0	2,695	11.6
Information and cultural services	1,731	1,876	1,986	9.1	2,230	9.6
Arts, entertainment and recreation services	922	990	1,026	4.7	1,102	4.8
Health, education and public administration	450	543	555	2.6	566	2.4
Wholesale and retail sales	248	213	258	1.2	286	1.2
Other services	201	224	223	1.0	224	1.0
Total	19,223	20,399	21,749	100.0	23,173	100.0
Source: Statistics Canada, input-output tables.

TABLE.9

Selected Trade Indicators for Québec
(dollar amounts in millions)
	2016	2017	2018	2019	2020
Exports of Goods and Services	186,448	194,701	209,653	213,334	186,627
Exports to other countries	114,697	120,683	132,162	132,761	115,803
Exports of goods to other countries	92,076	97,496	107,325	106,992	95,176
Exports of services to other countries	22,621	23,187	24,837	25,769	20,627
Exports to other provinces	71,751	74,018	77,491	80,573	70,824
Exports of goods to other provinces	37,395	37,962	40,065	40,978	35,671
Exports of services to other provinces	34,356	36,056	37,426	39,595	35,154
Ratio of Exports to Nominal GDP	47.0	47.0	47.0	46.0	42.0
Imports of Goods and Services	195,961	212,006	221,658	228,510	201,958
Imports from other countries	133,235	144,481	152,677	157,621	136,284
Imports of goods from other countries	111,317	121,729	128,336	132,675	116,815
Imports of services from other countries	21,918	22,752	24,341	24,946	19,469
Imports from other provinces	62,726	67,525	68,981	70,889	65,674
Imports of goods from other provinces	24,121	26,506	26,489	26,826	24,499
Imports of services from other provinces	38,605	41,019	42,492	44,063	41,176
Balance of Goods and Services	-9,513	-17,305	-12,005	-15,176	-15,331
Balance with other countries	-18,538	-23,798	-20,515	-24,860	-20,481
Balance with other provinces	9,025	6,493	8,510	9,684	5,150
Sources : Institut de la statistique du Québec and Statistics Canada, balance of payments.

Free Trade Agreements

Canada is a member of the World Trade Organization (“WTO”) and has also signed other trade agreements in order to promote commerce with economic partners. In 1989, the United States and Canada entered into a free trade agreement (“FTA”), which has led to the gradual elimination of tariffs on goods and services between the two countries and to the liberalization of trade in several sectors including energy. The FTA provides for a binding binational review of domestic determinations in anti-dumping and countervailing duty cases and for binational arbitration of disputes between Canada and the United States as to either’s compliance with the FTA or with the rules of the WTO.

In 1994, the North American Free Trade Agreement (“NAFTA”) between Canada, the United States and Mexico entered into force, which resulted, with a few exceptions, in the elimination of tariffs on goods between the three nations.

In October 2018, Canada, the United States and Mexico entered into an agreement-in-principle on a modernized trade agreement to replace NAFTA. The new agreement, called the Canada-United States-Mexico Agreement (“CUSMA”), maintains the tariff-free market access from the original NAFTA, and includes updates and new chapters to address modern-day trade challenges and opportunities. The CUSMA entered into force on July 1, 2020.

Canada is part of the WTO Government Procurement Agreement which provides Canadian suppliers access to U.S. federal contracts as well as some U.S. state government procurement. Quebec has committed to offer suppliers from signatory countries access to certain of its government procurement markets.

Canada has effective free trade agreements with multiple Latin American countries (Chile, Colombia, Costa Rica, Honduras, Panama and Peru), the European Union (“CETA”), the member states of the European Free Trade Association (Norway, Switzerland, Iceland and Liechtenstein), Ukraine, Israel, Jordan and South Korea. Following the withdrawal of the United Kingdom from the European Union, the Canada-United Kingdom Trade Continuity Agreement entered into force on April 1, 2021, preserving preferential market access for both Canadian and UK businesses.

In March 2018, Canada signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). Canada was joined in signing the CPTPP by Australia, Brunei, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, and Vietnam. In December 2018 the CPTPP came into force among seven countries which have ratified the agreement – Canada, Australia, Japan, Mexico, New Zealand, Singapore and Vietnam. Canada also has ongoing free trade negotiations with India, Morocco, Japan, Dominican Republic and Mercosur (Argentina, Brazil, Paraguay and Uruguay).

Softwood Lumber Dispute. For many years, U.S. forest products interests including lumber producers and various labor unions have pursued allegations that softwood lumber imports from Canada were subsidized by the federal and provincial governments. In 2006, the U.S. and Canada entered into the Softwood Lumber Agreement (“SLA”).

In accordance with Article XVIII of the SLA, the United States undertook not to initiate trade actions under its domestic legislation in respect of Canadian softwood lumber for a period of 12 months following the expiration of the SLA. This “stand-still” period expired in October 2016.

In November 2016, the U.S. Lumber Coalition filed a petition with the U.S. Department of Commerce (“DOC”), seeking the imposition of duties on certain softwood lumber products imported from Canada. The DOC initiated an investigation and in November 2017, imposed antidumping and countervailing duties at various rates to be applied to Canadian softwood lumber exports. In November 2020, following its first administrative review of the lumber investigation, the DOC announced revised rates of duties. The average Canadian rate has been reduced from 20.23% to 8.99% (7.42% countervailing duties and 1.57% antidumping duties). However, for Resolute Forest Products, the combined rate has risen from 17.90% to 20.25% (19.10% countervailing duties and 1.15% antidumping duties).

Canada is contesting the imposition of duties by the U.S. under chapter 19 of NAFTA, under chapter 10 of CUSMA and under the dispute resolution process of the WTO. Quebec supports the efforts of the Canadian federal government to finding a negotiated solution to the Softwood Lumber Dispute, through the conclusion of a new Softwood Lumber Agreement.

Duties applied on aluminum and steel exports. In March 2018, the U.S. administration, following the findings of a DOC investigation into the impact of aluminum and steel imports on U.S. national security, announced tariffs of 10% on certain imports of aluminum and 25% on certain U.S. steel imports. After negotiations between the two countries, Canada has been exempted from U.S. national security tariffs on steel and aluminium.

GOVERNMENT FINANCES

Financial Administration

The Minister of Finance is responsible for the general administration of Government finances. The Financial Administration Act and the Balanced Budget Act govern the management of public funds in Québec and the Public Administration Act governs the management of the Government’s financial, human, physical and informational resources.

The Minister of Finance also manages the Generations Fund, which was established in June 2006 pursuant to the Generations Fund Act in order to reduce the Government’s debt burden.

The Government adopts Orders in Council that authorize the Minister of Finance to conclude financial contracts, including those pertaining to the Government’s borrowings. The Conseil du trésor adopts the accounting policies that the Minister of Finance develops and proposes.

Government accounts are maintained according to the accrual accounting method in accordance with CPA Canada’s Public Sector Accounting Standards. The Government’s fiscal year ends on March 31. The Auditor General of Québec is responsible for auditing the Government’s consolidated financial statements and reporting each year on them to the National Assembly. Quebec’s Consolidated Revenue Fund consists of all money received or collected from any source over which the Parliament has the power of appropriation. Appropriations from the Consolidated Revenue Fund and the consolidated budget are published at the beginning of each fiscal year.

The Government reports on a fully consolidated basis. The Government’s consolidated financial statements include the financial operations of the National Assembly, the persons that it designates, Government departments and all bodies, funds and enterprises under the Government’s control.

The consolidated transactions are broken down into “budgetary,” “non-budgetary” and “financing” transactions.

—	Budgetary transactions include:

	—	revenues comprising taxes, fees, permits, the net results of Government enterprises, federal government transfers and miscellaneous sources; and

	—	all expenditures including transfer expenditures, remuneration and debt service.

—	Non-budgetary transactions include changes in the investments, loans and advances granted by the Government, mainly to its own enterprises, changes in the Government’s capital investments, changes in the liabilities of retirement plans, changes in other accounts and deposits of dedicated revenues in the Generations Funds.

—	Financing transactions include changes in the cash balance, changes in net borrowings, changes in the Retirement Plans Sinking Fund and funds intended for other employee future benefits and changes in the Generations Fund.

The Balanced Budget Act is intended to ensure that the Government maintains, on a multi-year basis, a balanced budget and it establishes the applicable rules in the case of a surplus or an overrun.

According to the Balanced Budget Act, if an overrun of less than $1 billion is recorded for a fiscal year, the Government must achieve an equivalent surplus in the next fiscal year. If, however, the overrun stems from exceptional circumstances stipulated in the Act and totals at least $1 billion, such overrun may be offset within a period of up to five years.

The Balanced Budget Act also provides for a stabilization reserve that facilitates the Government’s multi-year budget planning. The stabilization reserve consists of the surplus for each fiscal year and it is used as a priority to maintain a balanced budget and, secondarily, for payment of sums into the Generations Fund.

In Budget 2021-2022, the Government proposes a suspension of the requirements of the Balanced Budget Act for the following two fiscal years, allowing the Government to gradually reduce the deficit without hindering the sustainable recovery of economic growth from effects of the COVID-19 pandemic. Legislative changes will be required.

Consolidated Financial Transactions

The following table summarizes the Government’s consolidated financial transactions for the three fiscal years ended March 31, 2020, the preliminary data for Fiscal 2021 and budget forecasts for Fiscal 2022, presented in Budget 2021-2022.

TABLE.10

Consolidated Financial TransactionsYear ending March 31(1)
(dollar amounts in millions)
					Preliminary		Forecast
	2018	2019	2020		Results 2021	(2)	2022
Budgetary transactions
Own-source revenue	85,919	91,626	91,746		90,028		95,668
Federal transfers	22,485	23,120	25,228		30,274		26,899
Total consolidated revenue	108,404	114,746	116,974		120,302		122,567
Expenditure	–94,272	–97,744	–106,411		–110,821		–116,858
Debt service	–9,217	–8,722	–7,676		–7,665		–8,613
Total consolidated expenditure	–103,489	–106,466	–114,087		–118,486		–125,471
COVID-19 support and recovery measures	—	—	–277	(3)	–11,920		–4,284
Change in application of the accounting standard respecting transfert payments	–1,901	–390	–527		–632		–732
Provision for economic risks and other support and recovery measures	—	—	—		–1,250		–1,250
Deposits of dedicated revenues in the Generations Fund(4)	–2,293	–3,477	–2,606		–3,014		–3,080
Budgetary balance within the meaning of the Balanced Budget Act	721	4,413	–523		–15,000		–12,250
Deposits of dedicated revenues in the Generations Fund	2,293	3,477	2,606		3,014		3,080
Surplus (deficit) within the meaning of the public accounts	3,014	7,890	2,083		–11,986		–9,170
Non-budgetary transactions
Investments, loans and advances	–227	224	–540		–2,647		–1,894
Fixed Assets	–2,016	–2,740	–3,347		–3,262		–4,790
Retirement plans	–1,332	–2,438	–2,345		–2,571		–2,916
Other accounts(5)	92	398	3,794		–664		1,785
Deposits of dedicated revenues in the Generations Fund	–2,293	–3,477	–2,606		–3,014		–3,080
Non-budgetary transactions	–5,776	–8,033	–5,044		–12,158		–10,895
Net financial requirements	–2,762	–143	–2,961		–24,144		–20,065
Financing transactions
Change in cash and cash equivalents(6)	–377	–42	–3,807		3,696		4,292
Net borrowings(7)	4,551	–6,712	6,069		20,298		15,773
Deposits in the Retirement Plans Sinking Fund(8) specific pension funds(9)	–1,412	–1,103	–1,301		150		—
Withdrawals from the Generations Fund for the repayment of debts	—	8,000	2,000		—		—
TOTAL FINANCING TRANSACTIONS	2,762	143	2,961		24,144		20,065

(1)	Fiscal 2018, 2019, 2020 and 2021 data have been reclassified to be on the same budgetary structure as Fiscal 2022, as in Budget 2021-2022.
(2)	The Preliminary Results 2021 are based on financial information presented as at March 31, 2021 in the Budget 2021-2022, which was released on March 25, 2021. These preliminary results are subject to change.
(3)	The data represents an estimate and not an actual result.
(4)	The Generations Fund was created in June 2006 by the adoption of the Generations Fund Act and is a separate entity from the General Fund. This Act establishes the fund as a permanent tool for reducing the debt burden. In addition, it stipulates that the sums accumulated in the Generations Fund are dedicated exclusively to repaying the debt.
(5)	Includes year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks.
(6)	A positive number indicates a net decrease in cash.
(7)	Represents mainly new borrowings of $19,776 million, $16,347 million, $23,489 million, $38,403 million and $28,461 million for each of Fiscal 2018 through 2022, respectively, less repayment of borrowings.
(8)	This sinking fund receives amounts to be used to cover retirement benefits payable by the Government under the public and parapublic sector retirement plans. The investment income of this fund is reinvested in it and applied against the interest on the actuarial obligation (see “Consolidated Non-Budgetary Transactions Relating to Retirement Plans”).
(9)	These funds receive amounts used to cover employee’s future benefits (accumulated sick leave and survivor’s pension) payable to Government’s employees. Figures include withdrawals of $100 million in Fiscal 2020 and $150 million in Fiscal 2021 from the Accumulated Sick Leave Fund.

2020-2021 Preliminary results

Due to the Government efforts to contain the COVID-19 crisis, the preliminary data for Fiscal 2021 indicates a budgetary deficit of $15 billion, compared to a balanced budget forecast in March 2020. When use of the $8.8-billion stabilization reserve is included, the budgetary deficit is reduced to $6.2 billion.

Consolidated revenue for Fiscal 2021 is now expected to be $993 million lower than forecasted in March 2020. Own-source revenue excluding revenue from government enterprises is adjusted downward by $4.7 billion, owing primarily to the economic slowdown in Québec due to the COVID-19 pandemic which affected almost all revenue sources. The $826 million decrease in revenue from Government enterprises is explained primarily by the impact of the COVID-19 pandemic on the results of Loto-Québec, stemming from the temporary closure its facilites and of Hydro-Québec reflecting the decrease in demand for electricity in Québec. The $4.6 billion increase in federal transfers is explained mainly by higher revenue from other programs stemming from agreements signed with the federal government for the implementation of measures to address the COVID-19 pandemic. The principal agreements address programs for safe restart ($3,076 million), essential workers ($661 million) and safe return to school ($432 million over two years, including $302 million in 2020-2021).

Consolidated expenditure is expected to be $80 million lower than forecast in March 2020. When the COVID-19 support and stimulus measures and the change in application of the accounting standard for transfer payments are included, the consolidated expenditure will be $12.5 billion higher than forecast in March 2020. Debt service is expected to be $601 million lower than forecast as a result of historically low interest rates which led to gains on disposal of assets held by the Ministère des Finances.

TABLE.11

Summary of revisions for fiscal year 2021 since Budget 2020-2021
(dollar amounts in millions)
	Budget 2020-2021	Revisions	Budget 2021-2022
Own-source revenue
Own-source revenue excluding government enterprises	90,789	–4,749	86,040
Government enterprises	4,814	–826	3,988
Total own-source revenue	95,603	–5,575	90,028
Federal transfers	25,692	4,582	30,274
Total consolidated revenue	121,295	–993	120,302
Expenditure	–110,300	–521	–110,821
Debt service	–8,266	601	–7,665
Total consolidated expenditure	–118,566	80	–118,486
COVID-19 support and recovery measures	—	–11,920	–11,920
Change in application of the accounting standard respecting transfert payments	—	–632	–632
Provision for economic risks and other support and recovery measures	—	–1,250	–1,250
Surplus (deficit) within the meaning of the Public Accounts	2,729	–14,715	–11,986
Deposits of dedicated revenues in the Generations Fund	–2,729	–285	–3,014
Budgetary balance before the use of the stabilization reserve	—	–15,000	–15,000
Use of the stabilization reserve	—	8,760	8,760
Budgetary balance within the meaning of the Balanced Budget Act(1)	—	–6,240	–6,240
(1)	Budgetary balance within the meaning of the Balanced Budget Act, after use of the stabilization reserve, where applicable.

2021-2022 Forecast – Budget 2021-2022

In Budget 2021-2022, the Government projected a budgetary deficit of $12.3 billion for Fiscal 2022. Total consolidated revenue is forecast at $122.6 billion, a 1.9% increase over Fiscal 2021. Excluding revenue from Government enterprises, own-source revenue is forecast at $91.0 billion, a 5.8% increase in relation to Fiscal 2021. This growth reflects primarily the anticipated change in economic activity, partially offset by the impact of the measures implemented in recent years to ease the tax burden. Revenue from Government enterprises is estimated at $4.7 billion, a 16.8% increase that primarily reflects a gradual return of the expected results to normal following exceptional declines as a result of the COVID-19 pandemic in 2020-2021. It includes an expected increase in the results of Loto-Québec, attributable to a gradual reopening of its facilities and Hydro-Québec, reflecting increased consumption in Québec. Own-source revenue accounts for nearly 80% of total revenue. Federal transfers are expected to decline 11.1% in Fiscal 2022 owing to the non-recurrence of funding stemming from agreements signed with the federal government in connection with the COVID-19 pandemic. The forecast does not include the proposed federal child care funding for provinces and territories announced in the 2021 federal budget.

Consolidated expenditures are expected to total $125.5 billion for Fiscal 2022, 5.9% higher than preliminary data for Fiscal 2021. The expenditures-to-GDP ratio is forecast to stand at 26.8% in Fiscal 2022. Expenditures excluding debt service will increase by 5.4%, to $116.9 billion. Growth in spending stems primarily from an increase in spending for the “Health and social services” and “Economy and Environment” missions. Debt service is forecast to increase by 12.4% to $8.6 billion owing mainly to the anticipated increase in interest rates and capital investments. The portion of consolidated revenue allocated to consolidated debt service is forecast to decrease 7.0% in Fiscal 2021.

Including the exceptional measures to deal with the COVID-19 pandemic and the application of the accounting standard respecting transfer payments, consolidated expenditures total $130.5 billion in 2021-2022, or $121.9 billion for expenses excluding debt service and $8.6 billion for debt service.

In Budget 2021-2022, the Government proposes a suspension of the requirements of the Balanced Budget Act for the next two years to allow the Government to gradually reduce the deficit without hindering the sustainable recovery of economic growth. Legislative changes will be required.

—	Budget 2021-2022 foresees that Fiscal balance will be restored by 2027-2028.

Accounting Standard

A new accounting standard came into force on April 1, 2012 and has been applied since Fiscal 2013. The Minister of Finance, who is responsible for the preparation of the Government’s public accounts, and the Auditor General of Québec, who audits the accounts, have issued differing opinions concerning the interpretation of the revised standard.

Transfer payments from the Government are intended to provide financial assistance to municipalities and to certain universities to fund capital projects. Financial assistance is generally paid to the municipalities over 20 years and to the universities over 25 years. In accordance with the applicable legislation and financial assistance agreements concluded with each of the beneficiaries, the payments are subject to annual approval by Parliament through appropriation acts.

For previous fiscal years, the Government presented such financial assistance as contractual obligations (in the notes and appendices of the Government’s public accounts) until the transfer payments pertaining to such assistance were authorized by an appropriation act during a fiscal year. The payments were then recorded as expenditures. The Minister of Finance believed that the revised standard did not entail any change in the accounting treatment of such financial assistance. The four largest independent firms of chartered professional accountants validated this interpretation.

The Auditor General believes however that the financial assistance should be recorded as expenditures as soon as the eligible work has been carried out or the capital investments have been acquired for a project.

According to the estimate that the Auditor General of Québec presented in his report on the Government’s consolidated financial statements for Fiscal 2020, this interpretation would have implied, as at March 31, 2020, the inclusion of $12.4 billion in the net debt and the debt representing accumulated deficits, and additional expenditures of $0.5 billion in 2019-2020.

The government announced on March 9, 2021 its decision to retroactively change the application of the accounting standard on transfer payments.

This change will result in faster accounting of transfer expenses on the Government's public accounts as it will take place over the period of the beneficiaries’ eligible work, rather than the repayment period of the beneficiaries’ loans.

Budget 2021-2022 takes into account the impact of this accounting change and the 2020-2021 public accounts will also include this amendment, which will lead to an increase in the government's net debt and cumulative deficits.

The modification is not expected to have any significant impact on gross debt.

Economic Assumptions

In Québec, the public health measures forced a shutdown of activities in the spring of 2020. This pause brought about a recession, that is, a decline in real GDP for at least two quarters in a row. After a significant contraction in economic activity in March and April of 2020, Québec's economy has started growing again. The projections in Budget 2021-2022 reflect the following assumptions regarding the economy of Québec for 2021.

TABLE.12

Economic Assumptions included in Budget 2021-2022
(in percentage)
Percentage Change over 2020
GDP
At current markert prices	6.0
In chained 2012 dollars	4.2
Household income	1.6
Business non-residential capital expenditures (2012 prices)	6.3
International exports (2012 prices)	4.3
Household Consumption (2012 prices)	5.0
Labor force	0.9
Employment	3.6
Average Rate
Unemployment rate	6.4

Note: Economic assumptions, such as those included in the table above and in all amendments to this report, are developed by Québec and are a necessary part of the budget process. Actual results may differ materially from these assumptions.

Source: Ministère des Finances du Québec.

Consolidated Revenue

The following table shows consolidated revenue, in particular own-source revenue and federal transfers by source.

TABLE.13

Consolidated Revenue Year ending March 31(1)
(dollar amounts in millions)
							% of
				Preliminary		Forecast	total
	2018	2019	2020	Results 2021	(2)	2022	2022
Income and property taxes
Personal income tax	29,528	31,773	33,814	35,216		35,921	29.3%
Contributions to the Health Services Fund	6,221	6,359	6,522	6,455		6,796	5.5%
Corporate taxes	8,142	9,183	8,607	7,985		8,013	6.5%
School property tax	2,243	1,853	1,539	1,166		1,113	0.9%
	46,134	49,168	50,482	50,822		51,843	42.3%
Consumption taxes
Retail sales	16,447	17,117	17,538	16,614		19,442	15.9%
Fuel	2,234	2,247	2,206	2,013		2,218	1.8%
Tobacco	1,014	995	938	992		947	0.8%
Alcoholic beverages	634	634	637	635		642	0.5%
Cannabis	—	8	29	68		76	0.1%
	20,329	21,001	21,348	20,322		23,325	18.9%
Revenue from government enterprises(3)
Hydro-Québec	2,414	2,768	1,959	1,654		2,125	1.7%
Loto-Québec	1,310	1,383	1,328	398		1,061	0.9%
Société des alcools du Québec	1,114	1,147	1,226	1,201		1,282	1.0%
Other	255	250	-94	735		190	0.2%
	5,093	5,548	4,419	3,988		4,658	3.8%
Duties and permits	4,010	4,361	4,535	4,378		4,853	4.0%
Miscellaneous	10,353	11,548	10,962	10,518		10,989	9.0%
Total own source revenue	85,919	91,626	91,746	90,028		95,668	78.1%
Federal transfers
Equalization	11,081	11,732	13,124	13,253		13,119	10.7%
Health transfers	6,096	6,306	6,617	6,799		7,025	5.7%
Transfers for post-secondary education and other social programs	1,648	1,596	1,542	1,590		1,632	1.3%
Other programs	3,660	3,486	3,945	8,632		5,123	4.2%
Total federal transfers	22,485	23,120	25,228	30,274		26,899	21.9%
TOTAL CONSOLIDATED REVENUE	108,404	114,746	116,974	120,302		122,567	100.0%
(1)	Fiscal 2018, 2019, 2020 and 2021 data have been reclassified to be on the same budgetary structure as Fiscal 2022, as in Budget 2021-2022.
(2)	The Preliminary Results 2021 are based on financial information presented as at March 31, 2021 in Budget 2021-2022, which was released on March 25, 2021. These preliminary results are subject to change.
(3)	Includes the dividends declared and the changes in surpluses or deficits accumulated by Government enterprises, which are consolidated with a corresponding revaluation of the investment held by the Government. The declared dividends were $4,559 million, $4,924 million and $4,773 million for each of Fiscal 2018 through 2020, respectively, and are expected to be $3,386 million for Fiscal 2021 and $4,531 million for Fiscal 2022.

Taxes. The Government and the Government of Canada share the power to levy personal income tax in Québec. The Government levies and collects personal income tax at rates ranging from 15% to 25.75%, in four tax brackets. However, to take into account specific needs of some individuals, like vulnerable people and seniors, or to improve work incentives, the Québec tax system includes various fiscal measure that can reduce income tax or increase the disposable income of an individual.

For example, to make the work effort more attractive, the Government has implemented the refundable work premium tax credit, the fiscal shield, the refundable tax credit for childcare expenses and the tax credit for career extension.

In Québec, businesses are subject to taxes on profits and on total payroll. The tax rate applied to corporate profits was reduced from 11.6% to 11.5% as of January 1, 2020. Small and medium-sized enterprises (“SMEs”) benefit from a reduced tax rate that applies to the first $500,000 of income of an eligible enterprise, which was reduced from 4% to 3.2% as of March 26, 2021.

The Québec system of taxation of corporate profits makes provision for incentives for scientific research and experimental development such as the 30% tax credit granted on the remuneration paid by SMEs in conjunction with such activities. As of January 1, 2021, a new measure, the incentive deduction for the commercialization of innovation, has replaced the tax rate reduction on the income attributable to the patent for eligible enterprises in the manufacturing sector that market a product that incorporates a patent protecting an invention developed in Québec. This new measure allows income from the commercialization of intellectual propreties to be taxed at an effective rate of 2.0%, a reduction of 9.5 percentage points compared to the general rate. In addition, the Québec system of taxation provides measures seeking to promote investment and enhance productivity, such as the investment and innovation tax credit (C3i), a measure introduced in 2020 that benefits businesses in all sectors of activity for their acquisitions made before January 1, 2025 relating to manufacturing and processing equipment, computer hardware and management software packages. The tax credit is determined according to the location and the economic vitality index of the area where the investments are made, and the rate varies from 10% to 20%. In March 2021, it was announced that the rate of the C3i has been doubled until December 31, 2022, effectively raising the rates to a range of 20% to 40%. Other measures to promote investment and enhance productivity are also in place such as the increase to 100% in the depreciation rate and the implementation of a new permanent additional capital cost allowance of 30% in respect of computer hardware, manufacturing and processing equipment, clean energy generation equipment and intellectual property, and the introduction of enhanced depreciation allowing businesses to deduct up to three times the usual accelerated capital cost allowance in the year of acquisition in respect of all other types of investment.There is also the tax holiday for large investment projects which allows eligible businesses to receive a tax holiday on their income and on their contribution to the Health Services Fund (“HSF”); the tax holiday is equivalent to a maximum of 15% of their investments, spread over a maximum period of 15 years. Its eligibility period has been extended until December 31, 2024 and its eligibility has recently been expanded to all large digitization projects, regardless of sector. In addition, the Government has introduced on January 1, 2021, the synergy capital tax credit, a tax credit aimed at encouraging established businesses to invest in the share capital of Québec innovative SMEs. Businesses that invest in an eligible SME are able to claim a non refundable tax credit equivalent to 30% of the value of their eligible investment.

A tax on the total payroll is applied to fund the HSF. The tax rate is 1.65% for corporations with total payrolls of $1 million or less. For SMEs in the primary and manufacturing sectors, the tax rate is 1.25%. The rate rises proportionally for corporations with total payrolls between $1 million and $6.5 million, to 4.26% for corporations with total payrolls of $6.5 million or more. The payroll threshold giving entitlement to the reduced HSF contribution rate for SMEs will rise from $6.5 million currently to $7 million as of January 1, 2022, and then be adjusted annually for 2023 and subsequent years based on growth in wages. Starting in 2019, SMEs from all sectors of activity which hire or retain workers aged 60 and over can benefit from a refundable tax credit for the payroll contributions related to wages paid to such employees; the refundable tax credit can be up to a maximum of $1,250 per worker aged 60 to 64 and $1,875 per worker aged 65 and over. In order to provide businesses with support to mitigate the impact of the pandemic, the government has introduced in

April 2020 a temporary tax credit in respect of employer contributions to the HSF for employees on paid leave; which was intended for employers eligible for the Canada Emergency Wage Subsidy. This credit has been extended until June 5, 2021.

The school service centres and English-language school boards levy the school property tax, which must be devoted to the provision of educational services. There is a basic exemption on the first $25,000 of the value on the property assessment roll, taxable under school property tax. Since July 2020, school property tax rates have been standardized to a single tax rate across Québec, with that single rate being based on the lowest effective rate in 2018-2019. For subsequent years, the single tax will be set by Government and cannot exceed more than $0.35 per $100 of standardized property assessment, and the total revenue cannot exceed a maximum amount that the Government determines each year. Since July 2018, the modifications to the school tax system have reduced significantly the school property tax for all taxpayers.

The Québec sales tax (“QST”) is a multi-stage value-added tax that applies uniformly to each stage in the production and marketing of goods and services. A mechanism makes provision for the refund of taxes paid on inputs during different stages of production to eliminate multiple taxation. The rate of the QST is currently set at 9.975%.

Under the terms of the March 2012 Canada-Quebec Comprehensive Integrated Tax Coordination Agreement, since January 1, 2018, Québec has been gradually allowing large businesses to obtain a tax refund on inputs on a number of goods and services that are subject to restrictions. A full tax refund is available for large businesses since January 1, 2021.

The government has made it a priority to put more money back in the pockets of Quebecers. Taking into account the additional reduction in school tax rates announced in Budget 2020-2021, close to $12 billion is intended to be given back to Quebecers over six years.

Federal Transfers. Federal transfer revenues consist of revenues from the federal government paid to Québec pursuant to the Federal-Provincial Fiscal Arrangements Act, and revenue from other programs under bilateral agreements. They include mainly equalization and revenue from the Canada Health Transfer (CHT) and the Canada Social Transfer (CST). The equalization envelope grows in pace with Canada's nominal GDP. Provinces whose capacity to generate revenue (fiscal capacity), in dollars per capita, is below the average of the ten provinces receive equalization payments. They therefore have, after equalization, a fiscal capacity equivalent to the average of the ten provinces to provide public services.

The federal government contributes to provincial spending on health, post-secondary education and other social sectors mainly through the Canada Health Transfer (CHT) and the Canada Social Transfer (CST). The CHT has grown in pace with Canada's nominal GDP, subject to a floor of 3% per year, since 2017-2018. The CST increases by 3% per year.

Other federal transfers generally represent cost-sharing agreements for different provincial programs that relate, among other things, to the labor market, immigration and education.

Consolidated Expenditure

The following table presents the consolidated expenditure by mission and debt service, excluding COVID-19 support and recovery measures and the change in application of the accounting standard respecting transfer payments.

TABLE.14

Consolidated expenditure by mission
Year ending March 31(1)
(dollar amounts in millions)
							% of
				Preliminary		Forecast	Total
	2018	2019	2020	Result 2021	(2)	2022	2022
Health and Social Services	40,176	41,522	43,533	46,409		48,849	38.9%
Education and Culture	22,814	23,887	25,207	26,911		27,636	22.0%
Economy and Environment	14,456	14,730	17,266	15,206		16,722	13.3%
Support for Individuals and Families	9,816	10,095	10,902	11,318		11,589	9.2%
Administration and Justice	7,010	7,510	9,503	10,977		12,062	9.6%
Expenditure	94,272	97,744	106,411	110,821		116,858	93.1%
Debt service:
Direct debt service	7,468	7,431	6,769	6,782		8,006	6.4%
Interest ascribed to the retirement plans and employee future benefits	1,749	1,291	907	883		607	0.5%
Total debt service	9,217	8,722	7,676	7,665		8,613	6.9%
TOTAL CONSOLIDATED EXPENDITURE	103,489	106,466	114,087	118,486		125,471	100.0%
(1)	Fiscal 2018, 2019, 2020 and 2021 data have been reclassified to be on the same budgetary structure as Fiscal 2022, as in Budget 2021-2022.
(2)	The Preliminary Results 2021 are based on financial information presented as at March 31, 2021 in Budget 2021-2022, which was released on March 25, 2021. These preliminary results are subject to change.

Health and Social Services.

The Health and Social Services mission consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec.

Expenditures are expected to total $48.8 billion in Fiscal 2022. These expenditures will be used to finance health institutions to a level that enables them to improve care access and quality, support the autonomy of seniors living at home and in residential and long-term care centers and reduce waiting lists and focus on health prevention.

Education and Culture.

The Education and Culture mission consists primarily of the activities of the education networks, student financial assistance, programs in the cultural sector and immigration-related programs.

Expenditures are expected to total $27.6 billion in Fiscal 2022. Expenditures anticipated in Budget 2021-2022 will be used, in particular, to enhance support for students throughout their school career, to increase the higher education graduation rate and to provide better financial support for students. The expenditures will also cover the funding in educational infrastructure to, among other things, enhance the overall state of assets, expand educational facilities and implement the digital strategy.

Economy and Environment.

The Economy and Environment mission primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support.

Expenditures are expected to total $16.7 billion in Fiscal 2022. These expenditures will address the challenges facing the Québec economy, in particular to foster economic development in all regions, stimulate research and innovation, promote entrepreneurship, ensure financing for growing businesses and encourage business investment.

Support for Individuals and Families.

The Support for Individuals and Families mission primarily includes last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures.

Expenditures are expected to total $11.6 billion in Fiscal 2022.

Administration and Justice.

The Administration and Justice mission consists of the activities of the Legislature, central bodies and public security, as well as administrative programs.

Expenditures are expected to total $12.1 billion in Fiscal 2022.

Debt service.

Expenditures are expected to increase by 12.4% in Fiscal 2022 compared with Fiscal 2021. This increase is principally attributable to a growth in the debt and the anticipated rise in long-term interest rates.

Government Employees and Collective Unions

In its Budget 2021-2022, published on March 25, 2021, the Government planned to spend $53.1 billion for the remuneration of its employees, including health and educational workers.

The Government’s wage agreements for approximately 550,000 unionized government employees expired on March 31, 2020. On the 31st of March 2021, the Government submitted a new wage offer to its unionized employees which provides for a 9.2% increase in the Government’s payroll costs over 3 years, although only 6.2% of this increase is permanent. The remaining 3% increase in costs is split in two lump sum payments, which would be paid out at the latest in January 2022.

Offering quality services to a wide range of clients, in a context in which the Government has pledged to return to a balanced budget, remains the central factor in the Government's choices. Therefore, the Government’s view is that annual recurring increases in remuneration expenditures should follow expected inflation. To this end, an additional element has been submitted to the unions, which would allow for a higher wage increase if inflation over the three years surpasses the 5% overall wage increases offered. This increase, which is conditional on the real GDP level meeting expectations in 2021, is capped at 1%, for a maximum 6% wage increase over 3 years. Negotiations are ongoing.

Consolidated Non-Budgetary Transactions

The following table shows the distribution of consolidated non-budgetary transactions.

TABLE.15

Non-Budgetary Transactions(1)
Year ending March 31(2)
(dollar amounts in millions)
				Preliminary		Forecast
	2018	2019	2020	Results 2021	(3)	2022
Investments, loans and advances
Government enterprises
Shares and investments	—	—	– 9	—		—
Change in the equity value of investments(4)	–534	–625	354	–438		–56
Loans and advances	35	55	–274	–669		–577
Total Government enterprises	–499	–570	71	–1,107		–633
Individuals, corporations and others	272	794	–611	–1,540		–1,261
Total investments, loans and advances	–227	224	–540	–2,647		–1,894
Fixed assets
Net investments	–5,940	–6,772	–7,545	–7,595		–9,222
Depreciation	3,924	4,032	4,198	4,333		4,432
Total fixed assets	–2,016	–2,740	–3,347	–3,262		–4,790
Retirement plans
Cost of vested benefits, amortizations and contributions(5)	3,727	3,382	3,711	3,031		3,055
Interest on the actuarial obligation	6,444	6,680	6,963	6,817		6,999
Reinvestment of fund investment revenues	–4,695	-5,389	-6,056	-5,867		-6,308
Benefits, contributions, repayments and administrative expenses	–6,808	–7,111	–6,963	–6,552		–6,662
Total retirement plans(6)	–1,332	–2,438	–2,345	–2,571		–2,916
Other accounts	92	398	3,794	–664		1,785
Deposits of dedicated revenues in the Generations Fund	–2,293	–3,477	–2,606	–3,014		–3,080
TOTAL NON-BUDGETARY TRANSACTIONS	–5,776	–8,033	–5,044	–12,158		–10,895

(1)	A negative entry indicates a financial requirement and a positive entry indicates a source of financing.
(2)	Fiscal 2018, 2019, 2020 and 2021 data have been reclassified to be on the same budgetary structure as Fiscal 2022, as in Budget 2021-2022.
(3)	The Preliminary Results 2021 are based on financial information presented as at March 31, 2021 in Budget 2021-2022, which was released on March 10, 2021. These preliminary results are subject to change.
(4)	Change in accumulated surpluses or deficits (i.e., change in net income (loss) after declared dividends to the Government).
(5)	The Government covers costs at a rate of 50% for years of service since July 1, 1982 for the RREGOP and since January 1, 2001 for RRPE (See below - “Retirement Plans”). For most of the other plans, the Government covers the difference between the cost of each plan and the contributions paid by participants (cost-balance pension plans). For years of service accumulated as of January 1, 2000, pension benefits will be adjusted based on the higher result of the following two calculations: inflation less 3% or half the inflation rate. Previously, pension benefits for years of service accumulated between 1982 and 1999 inclusive were adjusted by the inflation rate less 3%. Benefits for years of service accumulated before 1982 were adjusted by the inflation rate.
(6)	The retirement plans’ liability, excluding the Retirement Plans Sinking Fund estimated at $88.4 billion, is estimated at $103.0 billion for Fiscal 2020, consisting of $85.8 billion in respect of RREGOP and RRPE and $17.2 billion in respect of the other public sector plans. The liability for other plans takes into account the assets of these plans. These liabilities are estimated in accordance with the method recommended by the Public Sector Accounting and Auditing Board of CPA Canada.

Investments, Loans and Advances. Investments, loans and advances represent capital contributions, loans or advances made to Government enterprises and bodies, municipalities, private corporations and individuals. Investments represent mainly equity transactions by the Government in its enterprises and also reflect the Government’s share in profits and losses of enterprises in which the Government holds capital stock. Loans and advances are repayable to the Government, although not all repayment schedules have been set (see “Government Enterprises and Bodies”).

Fixed Assets. The Government records fixed assets and depreciates them over their useful life. Fixed assets consist of acquisitions and dispositions and the cost of depreciation of the recorded value of these fixed assets.

Retirement Plans. Retirement plans include transactions relating to the public sector retirement plans administered by the Government. The Government and Public Employees Retirement Plan (Régime de retraite des employés du gouvernement et des organismes publics or “RREGOP”) was established by the Government in 1973 for civil servants, teachers and employees in health and social services who opted to join the plan and all those who were hired after June 30, 1973. The Pension Plan for Management Personnel (Régime de retraite du personnel d’encadrement or “RRPE”) covers management and comparable personnel since January 1, 2001. Until then, those employees had participated in the RREGOP. RREGOP and RRPE covered 595,989 employees and other plans covered 19,389 employees as of December 31, 2019.

The Government accounts for its contributions (including those for current services and interest on the actuarial obligation for the plans) as a budgetary expenditure. This expenditure takes the form of provisions and is not generally a cash expenditure in the year. Accordingly, the impact of these contributions is to increase the budgetary deficit without affecting net financial requirements, since they are offset by an equal amount in non-budgetary transactions. The portion of benefits and other payments that are the responsibility of the Government are a claim on, and are payable out of, the Consolidated Revenue Fund.

In Fiscal 1994, the Government created the Retirement Plans Sinking Fund (“RPSF”). Managed by the Caisse, the RPSF consists of a cash reserve that will eventually be used for paying the retirement benefits of public sector employees. In December 1999, the Government announced that it would accelerate its deposits to the RPSF to ensure that by 2020 the sums accumulated in this fund would be equal to 70% of the Government’s actuarial obligations with respect to the retirement plans of public sector employees, as shown in the Public Accounts. This objective was reached earlier than anticipated, as of March 31, 2018, and this proportion was 82% as of March 31, 2020.

Sums will continue to be accumulated in the RPSF so as to continue reducing the gap that exists between the Government’s obligations in regard to the retirement plans of public sector employees and the sums it holds to meet these obligations.

Other Accounts. The transactions related to other non-budgetary accounts reflect, notably, year-to-year changes in accounts payable and receivable, cash on hand and outstanding bank deposits and checks. These accounts normally fluctuate according to the overall volume of financial transactions. They may be subject to significant variations from year to year since they depend on the coordination of collection and disbursement transactions.

The following table shows Québec’s financial assets and liabilities.

TABLE.16

Québec's Financial Assets and Liabilities
Year ending March 31
(dollar amounts in millions)
	2019	2020
Financial Assets(1)	81,643	88,004
Liabilities(2)	254,201	259,317
Government Guaranteed Debt(3)	43,054	43,839
(1)	Financial assets include cash, short-term investments, accounts receivable, inventories and other assets intended for sales, portfolio investments, investment in government enterprises, interests in government business partnerships, loans, the Generations Fund and deferred expenses related to debts. Short-term investments, which include Banker’s acceptances, notes, Treasury bills, deposit certificates, term deposit, bonds, and other similar instruments equalled, as at March 31, 2020, $11,939 million compared to $9,599 million as at March 31, 2019.
(2)	Liabilities are comprised of accounts payable and accrued expenses, deferred revenue, other liabilities, pension plans and other employee future benefits, debt before deferred foreign exchange gains (losses) and deferred foreign exchange gains (losses).
(3)	See “Public Sector Debt – Guaranteed Debt”.

Impacts of COVID-19 pandemic

For most of Fiscal 2021, Québec dealt with unprecedented health and economic challenges, having major repercussions on its economic and financial situation.

Like the global economy, Québec's economic growth was hit hard. In 2020, global real gross domestic product shrank by 3.75%. In comparison, it fell by 0.1% during the financial crisis of 2009.

The second wave of COVID-19 created tremendous uncertainty and again called for difficult but necessary choices to protect Quebecers. The Government continued its efforts to manage the public health crisis while supporting the economy. However, it is expected that public health restrictions will be lifted as the vaccination campaign progresses and that economic activities should resume.

Although the economy slowed sharply in 2020, the economic outlook for 2021 and 2022 point to a robust economic recovery. Real GDP is expected to rebound by 4.2% in 2021. The labour market is expected to return to full employment in 2022.

Measures announced since March 2020

As announced in its 2021-2022 Budget, the Government implemented significant measures totalling $12.4 billion for a period extending to 2022-2023 to strengthen the health care system during the COVID-19 pandemic, to support Quebecers and the economy, and to accelerate economic recovery.

—	These measures are intended, first of all, to reconfigure the health system in order to deal with the COVID-19 pandemic.

—	Significant financial support for individuals and businesses is provided to help them cope with the economic impact of the COVID-19 pandemic.

Budget 2021-2022 marks a return to the path of growth. Investments of $10.6 billion for the period 2020-2021 to 2022-2023 will aim to:

—	strengthen the health care system;

—	support academic success and young people; and

—	accelerate growth and transition to the new economy.

Consolidated expenditure, as reported and as discussed above, excludes COVID-19 support and recovery measures. These are presented separately in the financial framework (see Table. 11 above).

GOVERNMENT ENTERPRISES AND BODIES

Government enterprises and bodies can be divided into three categories: enterprises included in the Government’s reporting entity, government bodies whose reporting entities are included in the Government’s reporting entity and government bodies that conduct fiduciary transactions not included in the Government’s reporting entity.

Most of the enterprises included in the Government’s reporting entity are stock companies that are owned exclusively by the Government and operate on a commercial basis. The Government guarantees the debt of some of these enterprises. Some of them pay dividends to the Government. Société des alcools du Québec and Loto-Québec transfer all of their net earnings to the Government while Hydro-Québec pays as dividends 75% of its net income, in accordance with the provisions of the Hydro-Québec Act.

Government bodies whose reporting entities are included in the Government’s reporting entity are entities whose expenditures are funded in part or in whole through funds appropriated by the National Assembly. These government bodies may benefit from loans and advances from the Government. The debt service of some of these corporations may be guaranteed in part by the Government.

Government bodies that conduct fiduciary transactions play an important economic role in Québec. As an investment manager, the Caisse invests funds on behalf of public retirement plans, insurance plans and other public enterprises.

The Government emphasizes the strategic role of its enterprises and government bodies by initiating investment projects that are profitable and creating jobs in partnership with the private sector.

The Government manages an extensive portfolio of assets through government enterprises. Those assets may be sold to the private sector when the timing is deemed appropriate.

TABLE.17

Major Government Enterprises and Bodies

Area of Activity
Enterprises included in the Government’s reporting entity
Hydro-Québec	Generation, transmission and distribution of electric power
Loto-Québec	Gaming
Société des alcools du Québec (SAQ)	Wholesale and retail sale of alcoholic beverages
Société Québécoise du Cannabis	Retail sale of cannabis products
Investissement Québec	Economic development
Government bodies whose reporting entity is included in the Government’s reporting entity
Financement-Québec	Financing public sector organizations that are not included in the Government's reporting entity
Société d'habitation du Québec (SHQ)	Development and management of public housing
Société québécoise des infrastructures (SQI)	Construction, development and management of public infrastructure
Government bodies that conduct fiduciary transactions not included in the Government’s reporting entity
Caisse de dépôt et placement du Québec (Caisse)	Investment management
Retraite Québec	Pension funds supervision and public sector pension funds management

The following table shows total Government investment in and guaranteed debt of certain Government enterprises as well as certain financial information as of the most recent fiscal year for which this information is publicly available.

TABLE.18

Financial Information on Certain Government Enterprises(1)
(dollar amounts in millions)
								Debt
		Loans		Accumulated		Total		Guaranteed			Net
	Share	and		Surplus		Government		by the			Income
	Capital	Advances	(2)	(Deficit)	(3)	Investments	(4)	Government	Assets	Revenue	(Loss)
Enterprises included in the Government's reporting entity
Hydro-Québec(5) (12-31-2020)	4,374	—		16,948		21,322		45,626	80,895	13,594	2,303
Loto-Québec (03-31-2020)	—	—		170		170		—	986	2,741	1,353
SAQ (03-28-2020)	30	—		10		40		—	1,284	3,489	1,226
(1)	All financial information is as of the fiscal year-end indicated for each enterprise.
(2)	Does not include loans from the Financing Fund. (The Financing Fund offers financing services only to consolidated organizations and other Government enterprises).
(3)	Includes accumulated other comprehensive income.
(4)	Total Government Investment is the sum of Share Capital, Loans and Advances and Accumulated Surplus. (See discussion of individual enterprises below.
(5)	Hydro-Québec's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) since January 1, 2015.

Enterprises Included in the Government’s Reporting Entity

Hydro-Québec. Hydro-Québec operates one of the major systems in Canada for the generation, transmission and distribution of electric power. Hydro-Québec supplies virtually all electric power distributed in Québec.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met. In Fiscal 2021, the Government received a dividend of $1.727 billion from Hydro-Québec, compared with $2.192 billion in Fiscal 2020.

As of December 31, 2020, Hydro-Québec operates 61 hydroelectric plants with a combined installed capacity of 36,687 MW and 24 thermal plants totaling 544 MW. In addition to the generating capacity of its own facilities, Hydro-Québec has access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) that will remain in effect until 2041 (the “1969 Power Contract”). In 2020, Hydro-Québec also purchased all the output from 42 wind farms (3,882 MW) and 7 small hydropower plants (110 MW) and almost all the output from 10 biomass and 4 biogas cogeneration plants (343 MW) operated by independent power producers. Moreover, 968 MW are available under long-term contracts with other suppliers. Hydro-Québec maintains approximately 22,000 miles of transmission lines.

TABLE.19

Hydro-Québec's Operations
Year ended December 31
(dollar amounts in millions)(1)
	2016	2017	2018	2019	2020
Total revenue from electricity sales	13,199	13,414	13,865	13,939	13,324
Revenue from electricity sales outside Québec	1,626	1,651	1,731	1,510	1,395
Capital investments affecting cash	3,460	3,754	3,402	3,614	3,366
Net income	2,861	2,846	3,192	2,923	2,303
Debt guaranteed by Goverment (at end of period)	43,491	42,942	43,971	43,383	45,626
Total electricity sales (terawatthours)	202.0	205.6	209.3	209.4	203.8
Interest coverage(2)	2.16	2.13	2.18	2.07	1.89
Capitalization ratio(3)	30.5%	30.7%	31.8%	32.3%	31.0%
(1)	Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.
(2)	Sum of income before financial expenses and net investment income divided by interest on debt securities.
(3)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Régie de l’énergie (the “Energy Board”) exclusive authority to fix or modify Hydro-Québec’s rates and conditions for the transmission and distribution of electric power in Québec. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base. The Energy Board consists of twelve full-time members appointed by the Government and, in the exercice of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, Hydro-Québec has been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

On December 8, 2019, the Act to simplify the process for establishing electricity distribution rates (“Rates Simplification Act”) came into force amending the Hydro-Québec Act and the Energy Board Act. In particular, the Rates Simplification Act specifies that electricity distribution rates are to be set or modified by the Energy Board every five years as of April 1, 2025, and that they will be indexed annually in the interim based on the annual change in the average Québec Consumer Price Index. It also provided for a distribution rate freeze for the rate year beginning April 1, 2020 followed by an annual indexation for the next four years. Notwithstanding the foregoing, the Rates Simplification Act authorizes Hydro-Québec to ask the Energy Board to modify distribution rates before the scheduled date if they do not allow for recovery of the cost of service.

The Energy Board also has the authority to: fix, or modify, after holding public hearings, Hydro-Québec’s rates and conditions for the transmission of electric power; starting in 2025 and then every 5 years thereafter, fix, or modify, after holding public hearings, the rates and conditions for the distribution of electric power; approve Hydro-Québec’s electric power supply plan; designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator; authorize its transmission investment projects; and rule upon complaints from customers concerning application of rates or conditions of services. The Energy Board Act was amended in 2010 to allow a gradual increase in the average cost of the Heritage Pool Electricity (base volume of up to 165 TWh annually) and was subsequently amended to replace this gradual increase by a yearly indexation based on Québec’s Consumer Price Index. The authorized average price for 2019 was 2.96¢/kWh.

Hydro-Québec is a co-defendant with Québec and others in certain legal actions undertaken by various aboriginal communities in Québec concerning alleged infringements of their ancestral rights over their claimed traditional territories. (See “Québec – Aboriginal Peoples” above).

In October 2020, Innu Nation Inc. filed lawsuits before the Courts of Newfoundland and Labrador seeking damages against CF(L)Co and Hydro-Québec. Innu Nation alleges that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, are the result of a common enterprise between CF(L)Co and Hydro-Québec, and that they have infringed the Innu of Labrador’s aboriginal title and aboriginal rights. Innu Nation Inc. seeks an accounting and disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of the Churchill Falls hydroelectric complex or, in the alternative, a monetary compensation of $4 billion as regards Hydro-Québec. Hydro-Québec is contesting this claim.

In February 2010, CF(L)Co instituted proceedings against Hydro-Québec seeking the modification, effective as of November 30, 2009, of the pricing terms under the 1969 Power Contract by increasing the contract price payable by Hydro-Québec to CF(L)Co. Alternatively, CF(L)Co sought the termination of the 1969 Power Contract. In July 2014 the Québec Superior Court dismissed CF(L)Co’s request and confirmed Hydro-Québec’s rights under the 1969 Power Contract. On appeal, the Québec Court of Appeal confirmed the Superior Court decision in August 2016. On further appeal, the Supreme Court of Canada confirmed the Québec Court of Appeal decision and rejected CF(L)Co’s request for a revision of the pricing terms under the 1969 Power Contract.

In July 2013, Hydro-Québec filed legal proceedings against CF(L)Co before the Québec Superior Court to determine the interpretation of two essential Hydro-Québec rights, set forth in the 1969 Power Contract. That Court confirmed Hydro-Québec’s rights and CF(L)Co appealed to the Québec Court of Appeal. In June 2019, the Court of Appeal allowed CF(L)Co’s appeal in part and clarified, on the one hand, that Hydro-Québec is entitled under the 1969 Power Contract to receive annually a specific quantity of energy equivalent to the value of the Annual Energy Base (“AEB”) stipulated in the contract, no more or less, and, on the other hand, that CF(L)Co is entitled to the power associated with the energy produced over and above such AEB, provided it satisfies its commitment to Hydro-Québec. The Court also confirmed the extent of Hydro-Québec’s operational flexibility on an annual basis, allowing for the scheduling of its power requirements and postponement of its delivery from one month to the other, without being limited to a monthly cap. The parties are currently negotiating certain aspects of the implementation of the Court decision.

Loto-Québec. Loto-Québec operates and administers lottery systems and gaming houses, including casinos, a video lottery network, an online gaming site and bingo products. It offers lottery products in more than 8,300 points of sale. Loto-Québec currently operates four Government owned casinos located in Montréal, Charlevoix, Lac-Leamy and Mont-Tremblant.

Loto-Québec pays all of its net earnings to the Government as dividends, after deducting its contributions to some Government-specified purpose accounts, for example to fund the fight against pathological gambling. The Budget 2021-2022 forecasts a dividend of $1.1 billion for Fiscal 2022, compared with $398 million expected in Fiscal 2021 and $1.3 billion received in Fiscal 2020.

The exceptionally low dividend expected for Fiscal 2021 is due to the impact of COVID-19, which forced the temporary closure of lottery sales terminals, casinos, gaming halls and video lottery terminals. These closures will also affect Fiscal 2022, but to a lesser extent.

Société des alcools du Québec (“SAQ”). The SAQ sells alcoholic beverages and pays all of its net earnings to the Government as a dividend. As part of Budget 2021-2022, payment of a dividend of $1.3 billion by the SAQ is forecasted for Fiscal 2022, in line with $1.2 billion expected in Fiscal 2021 and $1.2 billion received in Fiscal 2020.

Société québécoise du cannabis (“SQDC”). The SQDC is a subsidiary of the SAQ whose mandate is to oversee the sale of cannabis in Québec. The Act to constitute the SQDC was passed June 2018 in anticipation of the legalization of cannabis in Canada which became law in the Fall of 2018.

The dividends paid by SQDC are paid into the Cannabis Sales Revenue Fund. This fund is dedicated to the elimination of any deficit that the SQDC may incur, the transfer that the Minister of Finance must make each year to the Cannabis Prevention and Research Fund established under the Cannabis Regulation Act and the prevention of, and the fight against the harm associated with, psychoactive substance use.

Investissement Québec. Investissement Québec is a public corporation whose mission is to contribute to Québec’s economic development in accordance with the Government’s economic policy by stimulating investment and fostering employment in every region.

To that end, the corporation supports the creation and development of businesses of all sizes through customized financial solutions and investments. Pursuant to its mandate, the corporation also carries out foreign investment prospecting and strategic financing operations.

Government Bodies That Conduct Fiduciary Transactions Not Included in the Government’s Reporting Entity

Caisse de dépôt et placement du Québec. The Caisse invests the funds entrusted to it by several public pension plans, insurance plans and various public bodies. As of December 31, 2019, the net assets of the Caisse (at market value) totaled $365.5 billion. The main depositors and their respective assets on deposit as of December 31, 2020 (at market value) were as follows: Retirement Plans Sinking Fund, $99.4 billion; Retraite Québec, $87.8 billion; Government and Public Employees Retirement Plan (“RREGOP”), $82.4 billion; Régime supplémentaire de rentes pour les employés de l’industrie de la construction du Québec, $27.6 billion; Commission des normes, de l’équité, de la santé et sécurité du travail (“CNESST”), $18.8 billion; Société de l’assurance automobile du Québec (“SAAQ”), $13.4 billion; Generations Fund, $12.0 billion and Régime de retraite du personnel d’encadrement (“RRPE”), $10.1 billion.

In 2020, the Caisse’s overall return is the average weighted return on the funds of all its depositors. Individual returns for the main depositors varied from 6.5% to 9.0%, depending on their specific asset allocations. The overall return for the year ended December 31, 2020 was 7.7%. The overall average return of the Caisse over the past 5 years was 7.8%.

As stated by law, the mission of the Caisse is to receive moneys on deposit as provided by law and manage them with a view to achieving optimal return on capital within the framework of depositors’ investment policies while at the same time contributing to Québec’s economic development. The Caisse invests its depositors’ funds in various asset classes, including fixed income, equities, private equity, infrastructures and real estate. The Caisse is permitted, subject to certain exceptions, to invest in up to 30% of the common shares of any corporation or invest up to 5% of its total assets in shares of any corporation.

In the March 2017 Québec Economic Plan, the Government announced that it was partnering with the Caisse to invest in the Réseau express métropolitain (“REM”), an integrated public transit project. The REM, whose value is now estimated at $6.5 billion, will link downtown Montréal, the South Shore, the West Island (Sainte-Anne-de-Bellevue), the North Shore (Deux-Montagnes) and the Trudeau international airport in a unified, fully automated, 67-km light rail transit (“LRT”) system comprising 26 stations and operating 20 hours a day, 7 days a week. The construction of the REM began in April 2018. In November 2020, the Caisse announced a revised schedule due to the pandemic and additional work required to upgrade the Mont-Royal tunnel. The REM is now scheduled to begin service in the spring/summer of 2022 and be completed by the end of 2024.

The REM’s funding includes a $3.2-billion investment by the Caisse, a $1.3-billion investment by the Government and a $1.3-billion loan from the Canada Infrastructure Bank. The Government is a minority shareholder in the project and, as such, expects to earn returns on its investment.

On May 6, 2019, the Government announced the beginning of preliminary studies by the Caisse for the expansion of the REM and the evaluation of a new electric public transit system in the east end of Montréal.

On December 15, 2020, the Caisse proposed an extension of the REM to serve the east end of Montreal. The cost of this 32-km fully automated LRT comprising 23 stations is estimated at $10 billon. Construction would be carried out between 2023 and 2029. The funding of the project would be determined in the next few months.

As of December 31, 2020, the Caisse’s investments were distributed as follows: 23.9% in fixed-income securities, 35.3% in variable-income securities, 39.7% in interests in unconsolidated subsidiaries (real estate debt, private equity, infrastructure), 0.3% in cash equivalents and 0.7% in derivative financial instruments. Investments by the Caisse in bonds of various governments, government corporations and other public administrations totaled $68.5 billion (at market value).

The Caisse’s constituting statutes establish the mission and governance rules, particularly the composition and functioning of the board of directors and the criteria for selecting its members. In this regard, at least two-thirds of the members of the board of directors, including the chair, must be independent directors.

The Caisse’s constituting statutes provide for the creation of three committees of the board of directors — an audit committee, a governance and ethics committee and a human resources committee — and define the role of each. They also establish that the offices of chair of the board and president and chief executive officer are to be two separate functions. They require that the Caisse adopt an investment policy for each specialized portfolio it holds and provide rules of ethics for the Caisse, its officers and employees, and its wholly-owned subsidiaries.

Retraite Québec. On January 1, 2016, the Commission administrative des régimes de retraite et d’assurance (“CARRA”) and the Régie des rentes du Québec (“RRQ”) merged into one agency under the name Retraite Québec.

Retraite-Québec administers the Régime de rentes du Québec (“Québec Pension Plan”, the “Plan” or “QPP”), a compulsory public insurance plan. Its purpose is to provide persons who work in Québec and their families with basic financial protection in the event of retirement, death or disability. The Plan is financed by contributions from Québec workers and employers. As of December 31, 2020, Retraite-Québec entrusted $86.1 billion of funds to the Caisse (at market value).

Retraite Québec also administers public sector retirement plans including RREGOP and RRPE. Assets in these plans are entrusted to the Caisse.

Québec Pension Pan (QPP)

As of January 2019, the QPP has been divided into two components:

—	The base plan, into which employees and employers make contributions for the portion of employment income between the general exemption of $3,500 and the maximum pensionable earnings (MPE); and

—	The additional plan into which additional contributions are made by employees and employers based on a rate that will gradually increase.

The base plan

For a number of years, the base QPP has faced increased financial pressure stemming chiefly from the aging of the population and the continuing improvement in life expectancy. Accordingly, based on the Actuarial Report of the Québec Pension Plan as of December 31, 2018, the steady-state contribution rate, i.e., the rate needed to secure the Plan’s long-term financial stability, would be 10.61%.

The Plan contribution rate has been 10.8% since January 1, 2017.

Since 2018, an automatic contribution rate adjustment mechanism is in place that would restore balance to the Plan’s funding, if required. The statutory contribution rate will be adjusted if it is less than the steady-state contribution rate. Where the difference between the steady-state contribution rate and the statutory rate is at least 0.1%, the latter rate will be increased by 0.1% per year until the gap is less than 0.1%.

The additional plan

From 2019 to 2023, the contribution rate will gradually increase for the portion of earnings between $3,500 (the basic exemption) and the maximum pensionable earnings (MPE), until the increase reaches 1% for both employers and workers.

As of 2024, a contribution rate of 4%, for both employers and workers, will be added to the portion of earnings between the MPE and the new ceiling, which will be 107% of the MPE as of 2024 and 114% of the MPE as of 2025.

PUBLIC SECTOR DEBT

Public sector debt includes debt incurred and guaranteed by the Government and debt of public institutions under Government jurisdiction, including local administrations. Public sector debt consists of funded and unfunded debt. Unfunded debt includes indebtedness for a maturity of one year or less.

The following table shows information on the funded debt, net of sinking fund balances, of the Québec public sector which includes the funded debt of the Government (including the debt of consolidated organizations), debt guaranteed by the Government, debt of the municipal sector and debt of other institutions as of the dates indicated. In a number of these instances, notably that of Hydro-Québec, debt service is provided by operating revenues and other internally generated sources rather than from taxes. As of March 31, 2020 and March 31, 2021, funded debt of the public sector, net of sinking fund balances, was estimated to amount to $259.9 billion and $280.7 billion, respectively, of which 4.6% and 4.5% was held by the Caisse.

Unlike the Government’s gross debt, which includes the net retirement plans liability, the public sector debt for the purpose of this Annual Report does not include net retirement plans liability. As at March 31, 2021, the net retirement plans liability totalled $12.3 billion.

TABLE.20

Funded Debt of Public Sector (net of sinking fund balances)
As of March 31
(dollar amounts in millions)(1)
					Preliminary
	2017	2018	2019	2020	Results 2021	(2)
Government Funded Debt
Borrowings- Government	183,500	189,167	182,507	187,146	206,459
Borrowings - to finance Government Enterprises	258	218	210	-	-
Government Guaranteed Debt(3)	42,882	43,160	43,054	43,839	44,831
Municipal Sector Debt	24,058	24,505	25,173	27,716	28,249
Education Institutions(4)	898	910	1,026	1,204	1,204
Public Sector Funded Debt	251,596	257,960	251,970	259,905	280,743
Per Capita ($)	30,586	31,072	29,990	30,571	32,741
As percentage of(5)
GDP	63.0%	61.6%	57.1%	56.5%	63.6%
Household income	69.7%	68.4%	63.8%	62.4%	64.0%
(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2021 are based on financial information available as of March 31, 2021. These preliminary results are subject to change.
(3)	Represents debt of Hydro-Québec.
(4)	Represents debt of the universities other than the Université du Québec and its constituents.
(5)	Percentages are based upon the prior calendar year’s GDP and household income.

Government Debt

Government debt consists of funded and unfunded debt. Unfunded debt includes indebtedness with a maturity of one year or less. As of March 31, 2020, unfunded debt of the Government was $15.0 billion consisting of Treasury Bills of $3.9 billion plus $9.3 billion representing the excess of short-term liabilities over short-term assets and $1.8 billion of commercial paper and short-term notes. On March 31, 2021, unfunded debt of the Government is estimated, on a preliminary basis, at $17.1 billion consisting of Treasury Bills of $3.9 billion plus $13.2 billion representing the excess of short-term liabilities over short-term assets.

TABLE.21

Government Funded Debt and Unfunded Debt As of March 31
(dollar amounts in millions)(1)
								Average
							Average	Term to
							Interest	Maturity
					Preliminary		Rate 2021	2021
	2017	2018	2019	2020	Results 2021	(2)	(%)	(years)
Borrowings - Funded Debt - Government
Payable in Canadian Dollars
Debentures and Other Loans	189,633	196,379	191,847	200,439	222,078		3.7	13.9
Savings Products	9,897	10,295	10,987	11,287	12,082		2.2	—
Payable in Foreign Currencies
United States Dollars	4,604	5,387	4,033	2,853	1,809		3.2	4.2
Japanese Yen	—	—	—	—	—		2.4	7.8
Swiss Francs	–2	–1	–1	–1	–1	(3)	1.4	2.5
Euros	1,383	1,533	1,472	1,586	1,441		0.9	5.8
Pounds Sterling	—	– 1	– 3	– 3	– 2		1.1	2.5
Australian Dollars	4	3	3	3	3	(3)	4.2	4.4
Others currencies	—	—	—	1	—		—	—
Funded Debt	205,519	213,595	208,338	216,165	237,410
Less: Sinking Funds(4)	22,019	24,428	25,831	29,019	30,951
Net borrowings - Funded Debt - Government(5)	183,500	189,167	182,507	187,146	206,459		3.0	11.4
Borrowings - to finance Government Enterprises
Payable in Canadian Dollars
Debentures and Other Loans	258	218	210	—	—
Total borrowings - to finance Government Enterprises	258	218	210	—	—
Borrowings - Unfunded Debt - Government
Payable in Canadian Dollars
Treasury Bills	3,893	3,884	3,879	3,884	3,898
Excess of short-term liabilities over short-term assets	8,347	6,877	7,306	9,314	13,151
Payable in American Dollars
Commercials papers	1,269	429	—	1,436	—
Short-term notes	—	—	—	340	—
Total Borrowings - Unfunded Debt -Government(6)	13,509	11,190	11,185	14,974	17,049
(1)	Canadian dollar equivalent at the dates indicated for borrowings in foreign currencies after taking into account currency swap agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2021 are based on financial information available as of March 31, 2021. These preliminary results are subject to change.
(3)	The amounts represent the unamortized discount or premium on borrowings. The nominal value of these borrowings is completely hedged by currency swap agreements and foreign exchange forward contracts.
(4)	Consists of funds withdrawn annually from the General Fund and consolidated organizations. Foreign securities held in sinking funds are valued at the Canadian dollar equivalent at the dates indicated.
(5)	Subsequent to March 31, 2021, the Government has issued or agreed to issue debentures and other funded indebtedness which total approximately $9.2 billion. The Government currently has credit agreements with various banks and financial institutions for a total of US$3.4 billion. The Government has also a line of credit for operations of $1.2 billion.
(6)	The Government has additional commitments for the repayment of the principal of borrowings made from financial institutions by educational institutions, the municipal sector and other beneficiaries for capital expenditures. This amount was $4.8 billion as of March 31, 2020.

The following table shows the maturities of the Government’s funded debt outstanding as of March 31, 2021, net of a sinking fund balance of $30,951 million ($29,019 million as of March 31, 2020) valued at exchange rates at that date. It also takes into account future required contributions to sinking funds for all outstanding loans and debentures. The results shown in the following tables are based on financial information available as of March 31, 2021. These preliminary results are subject to change.

TABLE.22

Maturities of Government Funded Debt for Borrowings - Government
(dollar amounts in millions)(1)
Fiscal								Total
Year	Canadian	U.S.	Australian	Pounds	Swiss		Other	2020-	Total
Payable	Dollars	Dollars	Dollars	Sterling	Francs	Euros	currencies	2021	2019-2020
Year 1	12,252	– 239	—	—	—	—	—	12,013	14,449
Year 2	13,192	24	—	—	—	—	—	13,216	14,963
Year 3	14,948	–1,355	—	–1	—	–21	—	13,571	13,055
Year 4	17,836	–21	1	–1	–1	–7	—	17,807	13,241
Year 5	17,192	350	—	—	—	–7	—	17,535	17,641
1-5 years	75,420	–1,241	1	–2	–1	–35	—	74,142	73,349
6-10 years	56,159	894	2	—	—	–15	—	57,040	49,021
11-15 years	13,707	44	—	—	—	—	—	13,751	9,586
16-20 years	13,650	—	—	—	—	—	—	13,650	13,648
21-25 years	22,560	—	—	—	—	—	—	22,560	16,359
26-57 years	25,316	—	—	—	—	—	—	25,316	25,183
	206,812	– 303	3	–2	–1	–50	—	206,459	187,146
(1)	Amounts denominated in foreign currencies are shown at the Canadian dollar equivalent as at March 31, 2021, after taking into account currency swap agreements and foreign exchange forward contracts, including unrealized currency gains of $97 million which will be amortized over the remaining term of this debt.

The information relating to debt retirement set out above includes amounts to be withdrawn annually from the Consolidated Revenue Fund for the creation of sinking funds for the redemption of debentures of the Government in connection with contractual obligations incurred in certain debt issues.

Québec created a general sinking fund in June 2012. The assets held in this general sinking fund will be used for the repayment at maturity of any debt of designated series issued by Québec.

The Government implemented in 2012-2013 a policy aimed at raising the level of prudential liquidity (liquid assets), to supplement its existing sinking funds. These liquid assets, invested in Canadian and non-Canadian central government securities, will be available for use in the event of major turbulence in financial markets.

For the year ended March 31, 2020, the amount set aside for sinking fund purposes was $2,171 million and, at that date, the aggregate value of sinking funds was $29,019 million (including $13,226 million for the purpose of prudential liquidity), of which $12,644 million was invested in debentures issued or guaranteed by the Government.

For the year ended March 31, 2021, the amount set aside for sinking fund purposes was $1,240 million and, at that date, the aggregate value of sinking funds was $30,951 million (including $13,182 million for the purpose of prudential liquidity), of which $12,336 million was invested in debentures issued or guaranteed by the Government.

Guaranteed Debt

The following table summarizes funded debt guaranteed by the Government (net of sinking fund balances).

TABLE.23

Guaranteed Funded Debt (net of sinking fund balances) As of March 31
(dollar amounts in millions)(1)
								Average
							Average	Term to
					Preliminary		Interest Rate	Maturity
	2017	2018	2019	2020	Results 2021	(2)	2021 (%)	2021 (years)
Hydro-Québec	42,882	43,160	43,054	43,839	44,831		4.29	20.70
	42,882	43,160	43,054	43,839	44,831		4.29	20.70
(1)	Canadian dollar equivalent at dates indicated for borrowings in foreign currencies issues after taking into account currency exchange agreements and foreign exchange forward contracts.
(2)	The Preliminary Results 2021 are based on financial information available as of March 31, 2021. These preliminary results are subject to change.

As of March 31, 2021, on a preliminary basis, unfunded debt guaranteed by the Government amounted to $7,586 million, including $4,197 million borrowed from financial institutions under a student loan program and $3,389 million of short-term debt of Hydro-Québec.

Funded Debt of the Municipal Sector and Other Institutions

The funded debt of the Québec public sector also includes indebtedness of public institutions under the Government’s jurisdiction. These institutions include the municipal sector (municipal corporations and transportation commissions) and educational institutions (universities other than the Université du Québec and its constituents).

The following table shows information on the funded debt of these institutions as of the dates indicated.

TABLE.24

Funded Debt of the Municipal Sector and Other Institutions As of March 31
(dollar amounts in millions)(1)
					Preliminary Results
	2017	2018	2019	2020	2021	(2)
Municipal Sector	24,058	24,505	25,173	27,716	28,249
Education Institutions(3)	898	910	1,026	1,204	1,204
	24,956	25,415	26,199	28,920	29,453
(1)	Canadian dollar equivalent at the dates indicated for loans in foreign currencies after taking into account currency exchange agreements and foreign exchange forward contracts. The amounts shown do not include loans from borrowings made by the Government on behalf of these entities.
(2)	The Preliminary Results 2021 are based on financial information available as of March 31, 2021. These preliminary results are subject to change.
(3)	Represents debt of universities other than the Université du Québec and its constituents.

The funded debt of these institutions consists mainly of the funded debt of the municipal sector which benefits from a wide autonomy since approximately 85% of the total revenue is derived from local sources. The relative magnitude of capital investment and borrowing by local governments in Québec is attributable, to a large extent, to the responsibilities assumed by Québec municipal corporations with respect to major projects related to the development of new residential and industrial areas. The Ministère des Affaires municipales et de l’Habitation supervises and controls most of the borrowings of all Québec municipal corporations and urban communities.

In 2019 (the most recent year for which information is available), local sector expenditure including school corporations totalled $39.3 billion, representing 28.0% of consolidated expenditures of the Québec public sector. The net accumulated surplus from current operations of Québec municipal corporations, including reserves, increased from $3,349.1 million in 2018 to $3,982.6 million in 2019. Net long-term debt of the municipal sector supported by local taxpayers increased from $22.5 billion as of December 31, 2018 to $24.3 billion as of December 31, 2019. This debt, as a percentage of real estate valuation, increased from 2.2% as of December 31, 2018 to 2.3% as of December 31, 2018.

These variations do not take into account any impact arising from the COVID-19 pandemic. Municipal Corporations and Urban Communities are currently preparing their Fiscal 2020 audited annual financial statements and will submit them to the Ministère des Affaires municipales et de l’Habitation. However, the impacts of the COVID-19 pandemic on the municipal sector budgetary framework for 2020 and 2021 are partially offset by a $2.3 billion in financial assistance to the municipalities and public transit organisation. The Québec and federal governments have equally funded that financial assitance under The Safe Economic Start.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to the annual report of Québec on Form 18-K for the fiscal year ended March 31, 2021 filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Québec is available in the annual report or in other exhibits or amendments to the annual report. You may request a copy of these filings at no cost from Ministère des Finances du Québec, at documentationfinanciere@finances.gouv.qc.ca, or at Documentation financière et conformité, 390, boulevard Charest Est, 7e étage, Québec, Québec, G1K 3H4, Canada.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results. The words “forecast”, “preliminary estimate”, “preliminary results” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors including, among other things, Québec’s economic and political trends and more particulary the impacts of the current COVID-19 pandemic and Québec’s ability to control expenses and maintain revenues. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SUPPLEMENTARY INFORMATION

The following table indicate present or future characteristics of the funded debt of Borrowings-Government outstanding as of March 31, 2021. Previous characteristics are not indicated.

TABLE 25
Borrowings-Government outstanding as of March 31, 2021
				Canadian Dollars
Maturity	Issue	Interest	Coupon			CUSIP Number or ISIN
Date	Date(1)	Payment Date(s)	(%)	Nominal Value	Book Value	Code	References
A) Payable in Canadian Dollars
2021-12-01	2001-02-13	06-01 & 12-01	4.5	854,571,036.00	860,707,131.14	CA748148QY27	Real Return Bonds. Yields linked to the CPI for Canada
2022-03-03	2017-03-03	03-03 & 09-03	1.67	500,000,000.00	499,903,354.03	CA748148RW51	Green bond
2023-01-16	1993-03-04	01-16 & 07-16	9.38	2,202,200,000.00	2,211,800,698.93	US748148NX78	SFP(1): 1994-01-16
2023-03-01	2018-03-01	03-01 & 09-01	2.48	500,000,000.00	499,722,343.04	CA748148BY81	Green bond
2023-03-30	1992-12-29	03-30 & 09-30	9.5	375,000,000.00	374,718,056.69	CA748148PA59
2024-02-22	2019-02-22	02-22 & 08-22	2.25	800,000,000.00	799,935,165.67	CA748148RY18	Green bond
2025-07-06	2018-07-06	01-06 & 07-06	2.60	500,000,000.00	499,342,092.52	CA748148RX35	Green bond
2026-04-01	1996-07-19	04-01 & 10-01	8.5	2,176,100,000.00	2,239,600,972.98	CA748148PZ01	SFP(1): 1997-04-01
2026-12-01	1998-02-27	06-01 & 12-01	4.5	1,327,836,868.76	1,344,800,387.34	CA748148QG11	Real Return Bonds. Yields linked to the CPI for Canada
2027-02-13	2020-02-13	02-13 & 08-13	1.85	500,000,000.00	499,727,478.86	CA748148SA23	Green bond
2029-10-01	1998-05-01	04-01 & 10-01	6	2,737,300,000.00	2,710,731,395.08	CA748148QJ59	SFP(1): 1999-10-01
2031-12-01	2001-02-13	06-01 & 12-01	4.25	1,368,757,678.62	1,502,848,003.00	CA748148QZ91	Real Return Bonds. Yields linked to the CPI for Canada
2031-12-01	2002-11-13	06-01 & 12-01	3.441	19,101,279.42	19,101,172.16	CA748148RF29	Real Return Bonds. Yields linked to the CPI for Canada
2032-06-01	2000-06-27	06-01 & 12-01	6.25	4,200,200,000.00	4,171,080,603.36	CA748148QT32
2036-12-01	2003-07-28	06-01 & 12-01	5.75	4,082,900,000.00	4,166,898,174.61	CA748148RL96
Medium-Term Notes
2021-12-01	2011-02-22	06-01 & 12-01	4.25	3,500,000,000.00	3,522,941,134.88	CA74814ZEH25	SFP(3): $1,500 million
2022-04-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,000,000,000.00	1,000,128,030.63	CA74814ZEZ23	CAD-BA (3 months) + 0.415%; SFP(3): $1,000 million
2022-12-01	2011-12-02	06-01 & 12-01	3.5	6,900,000,000.00	6,955,400,410.86	CA74814ZEL37	SFP(3): $400 million
2023-03-30	1995-08-09	03-30 & 09-30	9.5	194,500,000.00	194,863,789.47	CA74814ZAX11
2023-09-01	2012-12-05	03-01 & 09-01	3	6,370,000,000.00	6,367,120,315.16	CA74814ZEP41	SFP(3): $1,760 million
2023-10-19	2016-07-19	04-19 & 07-19, 10-19 & 01-19	Floating	1,021,000,000.00	1,021,090,087.86	CA74814ZFA62	CAD-BA (3 months) + 0.545%
2024-09-01	2013-12-18	03-01 & 09-01	3.75	6,000,000,000.00	6,091,203,911.34	CA74814ZES89	SFP(1): 2014-09-01

				Canadian Dollars
		Interest
Maturity	Issue	Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
2024-10-13	2017-04-13	04-13 & 07-13, 10-13 & 01-13	Floating	1,500,000,000	1,500,613,746	CA74814ZFC29	SFP(3): $870 million
2025-06-01	2004-12-08	06-01 & 12-01	5.35	652,000,000	658,211,061	CA74814ZDE03
2025-09-01	2015-01-12	03-01 & 09-01	2.75	7,200,000,000	7,336,256,568	CA74814ZEV19	SFP(2): 2015-09-01
2026-04-01	1996-12-27	04-01 & 10-01	8.5	100,000,000	101,766,512	CA74814ZBH51	SFP(1): 1997-04-01
2026-04-01	1999-01-12	04-01 & 10-01	8.5	90,000,000	96,267,912	CA74814ZCA99
2026-04-01	2003-07-22	04-01 & 10-01	5.5	74,332,000	74,116,401	CA74814ZCX9
2026-04-01	2007-04-01	04-01 & 10-01	7.5	165,850,000	165,850,000	CA74814ZDS98
2026-04-01	2011-04-01	04-01 & 10-01	6.4	90,000,000	90,000,000	CA74814ZEJ80
2026-09-01	2016-02-22	03-01 & 09-01	2.5	6,000,000,000	6,058,243,636	CA74814ZEX74	SFP(2): 2016-09-01; SFP(3): $250 million
2027-09-01	2017-01-30	03-01 & 09-01	2.75	6,000,000,000	6,043,727,924	CA74814ZFB46
2028-01-01	2008-06-20	04-01 & 07-01, 10-01 & 01-01	1.797	273,073,871	273,073,871	CA74814ZDV28	Real return medium-term notes. Yields linked to the CPI for Canada.
2028-04-01	1999-02-19	04-01 & 10-01	6.1	5,000,000	5,000,000	CA74814ZCD3
2028-09-01	2018-04-05	03-01 & 09-01	2.75	6,000,000,000	5,954,324,255	CA74814ZFD02
2029-09-01	2019-04-01	03-01 & 09-01	2.3	6,500,000,000	6,589,183,765	CA74814ZFF59	SFP(3): $1050 million
2030-09-01	2020-04-01	03-01 & 09-01	1.90	10,800,000,000	11,272,210,857	CA74814ZFG33
2031-09-01	2021-01-12	03-01 & 09-01	1.50	3,000,000,000	2,952,653,399	CA74814ZFH16
2035-04-01	1995-01-31	04-01	—	150,000,000	105,951,593	CA74814ZAH60	Others(1)
2035-04-01	1995-04-11	04-01 & 10-01	—	150,000,000	95,135,857	CA74814ZAS26	From 1999-04-01 to 2006-10-01: $2,000,000 each Interest Payment Date
2035-04-01	1995-04-13	04-01 & 10-01	—	100,000,000	63,554,507	CA74814ZAT09	Others(2)
2035-04-01	1997-12-15	04-01 & 10-01	6.5	300,000,000	298,138,660	CA74814ZBP77
2035-04-01	1999-02-02	—	—	456,000,000	270,394,449	CA74814ZCB72	Zero-coupon note
2036-12-01	2008-11-04	06-01 & 12-01	3.25	874,484,780	922,948,396	CA74814ZDW01	Real return medium-term notes. Yields linked to the CPI for Canada.
2038-12-01	2006-08-29	06-01 & 12-01	5	5,000,000,000	5,039,879,627	CA74814ZDK62
2039-10-01	1999-02-05	—	—	525,000,000	271,070,334	CA74814ZCC55	Zero-coupon note
2040-04-01	2000-05-25	04-01 & 10-01	Various	463,000,000	473,604,768	CA74814ZCJ09	Others(3)

				Canadian Dollars
Maturity	Issue	Interest Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
2041-12-01	2009-09-22	06-01 & 12-01	5	9,200,000,000	9,768,445,794	CA74814ZEF68	SFP(1): 2017-12-01
2043-07-08	2003-07-08	01-08 & 07-08	5.6	80,000,000	80,227,825	CA74814ZCW10
2043-12-01	2011-08-17	06-01 & 12-01	4.25	7,500,000,000	8,096,424,041	CA74814ZEK53	SFP(1): 2017-12-01
2045-12-01	2013-04-30	06-01 & 12-01	3.5	10,000,000,000	9,851,605,714	CA74814ZER07	SFP(1): 2013-12-01
2048-12-01	2015-09-28	06-01 & 12-01	3.5	11,650,000,000	12,548,383,619	CA74814ZEW91	SFP(1): 2015-12-01
2049-09-21	2008-12-01	09-21 & 03-21	5.1	13,440,000	13,509,866	CA74814ZDX83
2051-09-21	2006-11-23	09-21 & 03-21	5	420,000,000	443,086,997	CA74814ZDN02
2051-12-01	2019-01-25	06-01 & 12-01	3.1	12,500,000,000	14,718,137,293	CA74814ZFE84	SFP(1): 2019-12-01
2053-09-21	2008-12-01	09-21 & 03-21	5.1	37,192,000	38,011,730	CA74814ZDY66
2056-12-01	2006-04-07	06-01 & 12-01	Various	1,500,000,000	1,490,961,180	CA74814ZDJ99	Others(4)
2057-09-21	2008-12-01	09-21 & 03-21	5.1	9,857,000	9,844,548	CA74814ZDZ32
2058-09-21	2008-12-01	09-21 & 03-21	5.1	38,326,000	40,122,043	CA74814ZEA71
2059-09-21	2008-12-01	09-21 & 03-21	5.1	6,294,000	6,296,240	CA74814ZEB54
2061-09-21	2009-02-11	09-21 & 03-21	5	25,000,000	25,117,215	CA74814ZEC38
2062-09-21	2006-11-23	09-21 & 03-21	6.7	150,000,000	200,179,670	CA74814ZDP59
2065-06-01	2009-03-02	06-01 & 12-01	Various	385,000,000	371,802,356	CA74814ZED11	Others(5)
2065-06-01	2012-05-22	06-01 & 12-01	Various	335,000,000	352,766,073	CA74814ZEM10	Others(6)
2065-09-21	2006-09-21	09-21 & 03-21	6.35	940,000,000	1,174,887,382	CA74814ZDM29
2075-06-01	2012-11-13	06-01 & 12-01	3.279	100,000,000	111,099,193	CA74814ZEN92	Others(7)
2076-12-01	2007-06-29	06-01 & 12-01	Various	500,000,000	491,260,903	CA74814ZDT71	Others(8)

				Canadian Dollars
	Issue	Interest Payment	Coupon			CUSIP Number
Maturity Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
Savings Products
Savings Bonds
2021-2029		06-01	1.38 - 1.40	1,658,847,195	1,658,847,195		Put(1)
Other Savings
Products
2021-2029		Various	Various	10,422,759,321	10,422,759,321
Receiver General of Canada
2021-2039	2001-2013	02-01 & 08-01	3.55 - 6.81	82,717,049	82,717,049		Put(2)
Immigrant Investor Program
2021-2026	2016-2021		0.68 - 2.86	4,833,200,000	4,667,135,767
Société d'habitation du Québec							Others(9)
2021-05-04	2019-05-04	4th of each month	1.92	1,468,339	124,598
2021-06-01	2016-06-01	1st of each month	1.14	328,134	215,369
2021-06-01	2018-06-01	1st of each month	2.25	1,181,740	101,565
2021-07-01	1999-07-01	07-01	Various	20,682,848	2,330,120
2021-10-01	2020-10-01	10-01	0.54	310,331	181,226
2021-11-01	2018-11-01	1st of each month	2.57	8,825,741	2,019,666
2021-12-01	2016-12-01	1st of each month	1.31	29,079,881	19,347,585
2022-01-01	2017-01-01	1st of each month	1.480	71,061,533	32,114,374
2022-02-01	2017-02-01	1st of each month	1.440	22,382,862	15,174,552
2022-02-01	2019-02-01	1st of each month	2.21	5,332,074	1,666,167
2022-03-01	2020-03-01	1st of each month	1.87	480,426	242,444
2022-06-01	2018-06-01	1st of each month	2.33	1,304,114	420,599
2022-07-01	1999-07-01	07-01	Various	25,132,662	4,322,452
2022-07-01	2014-07-01	07-01	7.875	1,248,432	387,688
2022-10-01	2020-10-01	10-01	0.57	9,727,436	7,709,853

				Canadian Dollars
Maturity	Issue	Interest Payment				CUSIP Number or
Date	Date(1)	Date(s)	Coupon (%)	Nominal Value	Book Value	ISIN Code	References
2023-02-01	2019-02-01	1st of each month	2.2	1,410,704	691,217
2023-04-01	2020-04-01	04-01	0.92	444,237	309,783
2023-06-01	2018-06-01	1st of each month	2.5	21,707,990	13,810,985
2023-07-01	1973-07-01	07-01	Various	35,742,017	8,767,047
2023-10-01	2020-10-01	10-01	0.6	11,131,834	9,597,478
2023-12-01	1984-12-01	1st of each month	7.875	698,907	140,667
2024-04-01	2020-04-01	04-01	0.95	999,560	773,803
2024-07-01	1974-07-01	07-01	8.000	1,382,326	379,793
2024-07-01	1975-07-01	07-01	7.875	638,433	173,631
2024-07-01	1999-07-01	07-01	Various	62,117,382	18,988,284
2024-07-01	2008-07-01	07-01	7.750	805,552	300,178
2024-07-01	2014-07-01	07-01	7.500	83,794	41,021
2025-04-01	2020-04-01	04-01	0.98	86,311,404	73,578,274
2025-06-01	2020-06-01	06-01	0.69	28,263,765	25,478,483
2025-07-01	1975-07-01	07-01	Various	43,567,183	16,109,957
2026-04-01	1999-04-01	04-01	5.944	53,464,692	19,945,165
2026-07-01	1999-07-01	07-01	Various	35,431,394	15,049,067
2027-04-01	1999-04-01	04-01	5.944	11,531,559	4,812,167
2027-04-01	2017-04-01	1st of each month	1.81	24,350,817	17,243,298
2027-07-01	1999-07-01	07-01	8.000	1,349,826	641,697
2028-04-01	1999-04-01	04-01	5.944	77,583,667	35,523,740
2028-06-01	2018-06-01	1st of each month	2.6	22,583,038	17,492,785
2028-07-01	1999-07-01	07-01	Various	7,283,852	3,740,564
2029-01-01	1981-01-01	01-01 & 07-01	Various	1,674,410	945,246
2029-04-01	1999-04-01	04-01	5.944	100,148,082	49,588,236

				Canadian Dollars
Maturity	Issue	Interest Payment	Coupon			CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	or ISIN Code	References
2029-07-01	1999-07-01	07-01	Various	12,255,097	6,889,494
2030-01-01	2000-01-01	01-01	Various	9,836,195	5,452,678
2030-04-01	1999-04-01	04-01	5.944	76,170,974	40,328,894
2030-07-01	1999-07-01	07-01	7.875	2,124,532	1,257,954
2031-04-01	1999-04-01	04-01	5.944	14,075,637	7,897,487
2032-04-01	1999-04-01	04-01	5.944	318,317	187,893
2032-07-01	1999-07-01	07-01	8.000	2,601,373	1,715,395
Others Consolidated Organizations
Various	Various	Various		923,341,782	923,341,782
Financement-Québec
2025-07-01	2010-07-01	07-01	3.83	3,465,730	1,377,813		Others(10)
2025-08-01	2010-08-01	08-01	3.59	980,300	385,777		Others(10)
2025-10-01	2010-10-01	10-01	3.35	1,063,800	414,353		Others(10)
2025-11-01	2010-11-01	11-01	3.28	218,431,000	84,822,819		Others(10)
2025-12-01	2010-12-01	12-01	3.59	36,000,000	14,167,062		Others(10)
2026-03-01	2011-03-01	03-01	3.92	110,500,163	44,096,376		Others(10)
2026-03-29	2011-03-29	03-29	3.65	5,981,834	2,360,047		Others(10)
2030-07-01	2010-07-01	07-01	4.04	279,650,462	167,157,952		Others(10)
2030-11-01	2010-11-01	11-01	3.50	21,360,569	12,499,464		Others(10)
2031-02-01	2011-02-01	02-01	3.95	42,858,800	25,529,111		Others(10)
2031-03-01	2011-03-01	03-01	4.12	21,464,580	12,869,854		Others(10)
2031-03-29	2011-03-29	03-29	3.89	193,460,374	114,966,706		Others(10)
2034-06-01	2006-07-26	06-01 & 12-01	5.25	1,522,350,000	1,543,972,432	31739ZAG06
				180,313,384,575	184,361,643,993
Adjustments relating to swap agreements				49,798,244,930	49,798,244,930
Total-Payable in Canadian Dollars					230,111,629,505	234,159,888,923

				Foreign Currency Units
Maturity	Issue	Interest	Coupon			Equivalent in	CUSIP Number or
Date	Date(1)	Payment Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	ISIN Code	References
B) Payable in foreign currency
Payable in United States Dollars
2021-08-25	2011-08-25	02-25 & 08-25	2.75	1,400,000,000	1,399,705,150	1,760,129,226	US748149AF82
2022-01-31	2017-01-31	01-31 & 07-31	2.375	2,000,000,000	1,999,683,079	2,514,601,471	US748149AM34
2023-02-13	2013-02-13	02-13 & 08-13	2.625	1,250,000,000	1,248,982,409	1,570,595,379	US748149AG65
2023-07-15	1993-07-08	01-15 & 07-15	7.5	1,000,000,000	999,721,399	1,257,149,659	US748148PB31	SFP(1): 1994-07-15
2024-02-09	1994-02-09	02-09 & 08-09	7.125	1,000,000,000	999,441,903	1,256,798,192	US748148PD96	SFP(1): 2004-02-09
2024-04-09	2019-04-09	04-09 & 10-09	2.5	1,000,000,000	998,461,322	1,255,565,113	US748149AQ48
2024-10-16	2014-10-16	04-16 & 10-16	2.875	1,600,000,000	1,595,288,463	2,006,075,243	US748149AH49
2025-02-11	2020-02-11	02-11 & 08-11	1.5	2,500,000,000	2,489,503,842	3,130,551,081	US748148RZ80
2025-07-23	2020-07-23	01-23 & 07-23	0.6	3,250,000,000	3,248,764,180	4,085,320,956	US748148SC86
2026-04-20	2016-04-20	04-20 & 10-20	2.5	2,000,000,000	1,996,934,115	2,511,144,650	US748149AJ05
2026-12-01	1986-12-03	06-01 & 12-01	8.625	300,000,000	299,814,883	377,017,215	US748148KA05	SFP(2): 1987-12-01 then SFP(1): 1997-12-01
2027-04-12	2017-04-12	04-12 & 10-12	2.75	1,250,000,000	1,242,162,610	1,562,019,482	US748149AN17
2029-09-15	1999-09-24	03-15 & 09-15	7.5	1,500,000,000	1,498,009,758	1,883,747,270	US748148QR73
2030-05-28	2020-05-28	05-28 & 11-28	1.35	1,500,000,000	1,498,968,307	1,884,952,646	US748148SB04
Medium-Term Notes
2026-01-30	1996-01-30	01-30 & 07-30	6.35	149,875,000	149,868,253	188,459,329	US74815HBZ47	Put(3): January 30, 2016 & 2021
2026-02-27	1996-02-29	02-27 & 08-27	7.14	99,770,000	99,770,000	125,460,775	US74815HCB69	Put(3): 2016-02-27
2026-03-02	1996-02-29	03-02 & 09-02	7.485	150,000,000	150,000,000	188,625,000	US74815HCA86
2026-03-06	1996-03-06	03-06 & 09-06	7.365	99,850,000	99,850,000	125,561,375	US74815HCC43
2026-03-10	1996-03-08	03-10 & 09-10	7.035	50,000,000	50,000,000	62,875,000	US74815HCD26
2026-04-09	1996-04-09	04-09 & 10-09	7.38	100,000,000	100,000,000	125,750,000	US748149AE18
2026-04-15	1996-04-11	04-15 & 10-15	7.5	50,000,000	50,000,000	62,875,000	US74815HCG56	Put(3): 2016-04-15 & 2021-04-15
2026-04-15	1996-04-11	04-15 & 10-15	7.5	50,000,000	50,000,000	62,875,000	US74815HCF73
2026-07-22	1996-07-22	01-22 & 07-22	7.295	99,905,000	99,905,000	125,630,538	US74815HCJ95	Put(4): 2006-07-22
2035-11-17	2005-11-17	05-17 & 11-17	5.4	75,000,000	74,884,839	94,167,685	US74815HCP5
2036-07-22	1996-07-22	01-22 & 07-22	7.97	160,000,000	160,000,000	201,200,000	US74815HCH30	Put(3): 2016-07-22
				22,634,400,000	22,599,719,511	28,419,147,284
Adjustments relating to swap agreements				(21,160,655,204)	(21,160,655,204)	(26,609,523,919)
Total-Payable in United States Dollars				U.S.$1,473,744,796	U.S.$1,439,064,307	1,809,623,365

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
Payable in Japanese Yen
Medium-Term Notes
2028-03-21	2013-03-21	03-21 & 09-21	1.305	5,000,000,000	5,000,000,000	56,800,012	XS0907860919
2029-04-03	2009-04-03	04-03 & 10-03	2.73	13,000,000,000	13,000,000,000	147,680,030	XS0420287897
2029-04-27	2009-04-30	04-27 & 10-27	2.90	3,000,000,000	3,000,000,000	34,080,007	XS0425476891
				21,000,000,000	21,000,000,000	238,560,049
Adjustments relating to swap agreements				(21,000,000,000)	(21,000,000,000)	(238,560,049)
Total-Payable in Japanese Yen				¥-	¥-
Payable in Swiss Francs
Medium-Term Notes
2021-12-17	2009-12-17	12-17	2.875	200,000,000	200,091,045	266,795,132	CH0107559392
2023-02-22	2013-02-22	02-22	1.125	250,000,000	249,987,956	333,326,111	CH205832618
2024-02-05	2014-02-05	02-05	1.50	200,000,000	199,661,101	266,221,858	CH0232842341
2024-11-21	2014-11-21	11-21	0.75	375,000,000	374,596,678	499,475,477	CH0258404455
				1,025,000,000	1,024,336,780	1,365,818,578
Adjustments relating to swap agreements				(1,025,000,000)	(1,025,000,000)	(1,366,702,895)
Total-Payable in Swiss Francs				SF-	SF(663,220)	(884,317)

				Foreign Currency Units
		Interest				Equivalent in
Maturity	Issue	Payment	Coupon			Canadian	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Dollars	or ISIN Code	References
Payable in Australian Dollars
Medium-Term Notes
2021-07-12	2011-07-12	01-12 & 07-12	6.50	225,000,000	224,995,412	215,367,633	AU0000QBCHF5
2025-03-10	2014-09-10	03-10 & 09-10	4.20	750,000,000	757,025,019	724,631,161	AU3CB0223774
2025-03-10	2017-03-10	03-10 & 09-10	4.20	55,000,000	56,264,881	53,857,250	AU3CB0883774
2026-05-20	2015-11-20	05-20 & 11-20	3.70	560,000,000	573,332,527	548,799,055	AU3CB0234029
2028-10-18	2018-04-18	04-18 & 10-18	3.25	160,000,000	159,109,030	152,300,595	AU3CB0252385
2029-10-18	2019-04-18	04-18 & 10-18	2.6	100,000,000	99,443,776	95,188,477	AU3CB0262590
				1,850,000,000	1,870,170,645	1,790,144,173
Adjustments relating to swap agreements				(1,850,000,000)	(1,867,446,427)	(1,787,536,527)
Total-Payable in Australian Dollars				$A-	$A 2,724,218	2,607,646
Payable in Pounds Sterling
Medium-Term Notes
2022-05-24	2017-05-24	05-24	0.875	300,000,000	299,805,439	519,777,261	XS1617864621
2023-12-15	2018-07-12	12-15	1.5	500,000,000	499,428,906	865,867,510	XS1855517097
2024-12-13	2019-09-05	12-13	0.75	250,000,000	249,499,632	432,561,317	XS2049767168
				1,050,000,000	1,048,733,977	1,818,206,089
Adjustements relating to swap agreements				(1,050,000,000)	(1,050,000,000)	(1,820,401,013)
Total-payable in Pounds Sterling				£-	£ (1,266,023)	(2,194,924)

				Foreign Currency Units
		Interest
Maturity	Issue	Payment	Coupon			Equivalent in	CUSIP Number
Date	Date(1)	Date(s)	(%)	Nominal Value	Book Value	Canadian Dollars	or ISIN Code	References
Payable in New Zealand Dollars
Medium-Term Notes
2028-07-05	2018-07-05	01-05 & 07-05	3.647	66,000,000	66,000,000	58,063,302	XS1851223369
2029-01-24	2018-07-24	01-24 & 07-24	3.635	49,000,000	49,000,000	43,107,603	XS1857521436
2029-04-10	2019-04-10	04-09 & 10-09	2.854	66,000,000	66,000,000	58,063,302	XS1980040577
				181,000,000	181,000,000	159,234,207
Adjustements relating to swap agreements				(181,000,000)	(180,646,373)	(158,923,105)
Total-payable in New Zealand Dollars				NZ$-	NZ$ 353,627	311,102
Payable in Hong Kong Dollars
2021-05-05	2016-05-05	05-05	1.95	540,000,000	540,000,000	87,372,457	XS1404844588
Adjustements relating to swap agreements				(540,000,000)	(540,000,000)	(87,372,457)
Total-payable in Hong Kong Dollars				HKD-	HKD-
Payable in Swedish Krona
2029-04-11	2019-04-11	04-11	1.169	1,700,000,000	1,700,000,000	245,140,760	XS1980856345
Adjustements relating to swap agreements				(1,700,000,000)	(1,697,953,299)	(244,845,625)
Total-payable in Swedish Krona				SEK-	SEK 2,046,701	295,135
Payable in Euros
2030-03-12	2010-03-12	03-12	4.14	75,000,000	75,000,000	110,694,581	—
2030-04-29	2010-04-29	04-29	4.02	35,000,000	35,000,000	51,657,471	—
2031-12-15	2011-12-15	12-15	3.50	27,000,000	27,000,000	39,850,049	—
2033-06-17	2013-06-17	06-17	2.644	65,000,000	65,000,000	95,935,304	—
Medium-Term Notes
2023-07-17	2013-07-17	07-17	2.25	1,000,000,000	998,884,057	1,474,280,699	XS0953580981	SFP(3): $1,358 million
2024-01-22	2014-01-22	01-22	2.375	1,000,000,000	997,307,830	1,471,954,301	XS1019493896
2025-01-15	2015-01-15	01-15	0.875	1,750,000,000	1,745,198,859	2,575,787,426	XS1167203881
2025-04-07	2020-04-07	2020-04-07	0.2	1,600,000,000	1,600,128,545	2,361,674,122	XS2152799529
2025-10-28	2015-10-28	10-28	1.125	1,100,000,000	1,095,147,470	1,616,358,541	XS1311586967
2027-05-04	2017-05-04	05-04	0.875	2,250,000,000	2,238,663,884	3,304,106,150	XS1606720131
2028-07-05	2018-07-05	07-05	0.875	1,000,000,000	993,036,046	1,465,649,457	XS1851229218

2029-10-15	2019-10-15	10-15	1,000,000,000	1,003,168,525	1,480,604,263	XS2065939469
2030-10-29	2020-10-29	2020-10-29	2,250,000,000	2,254,525,953	3,327,517,417	XS2250201329
			13,152,000,000	13,128,061,168	19,376,069,781
Adjustements relating to swap agreements			(12,152,000,000)	(12,152,000,000)	(17,935,474,018)
Total-payable in Euros			€ 1,000,000,000	€ 976,061,168	1,440,595,763
Total-payable in foreign currencies					3,250,353,772
Total-Funded Debt of Borrowings-Government					$237,410,242,695
(1)	If more than one issue date, the date of the first issue in indicated.

Sinking Fund Provisions (“SFP”):

(1)

Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 1% of the principal amount of the issue then outstanding and to deposit this sum into the general sinking fund for the purpose of repayments of those borrowings at maturity.

(2)

Québec has agreed to withdraw from the Consolidated Revenue Fund, each year from the date indicated, a sum equal to at least 2% of the principal amount of the issue then outstanding and to deposit this sum into the general sinking fund for the purpose of repayments of those borrowings at maturity.

(3)

Québec has agreed to withdraw, from time to time, sums taken from the Consolidated Revenue Fund and to deposit these sums into the general sinking fund for the purpose of repayments of those borrowings at maturity.

Puttable (“Put”):

(1)	Payable at par at the option of the holder at any time prior to maturity.

(2)	Held and callable in whole or in part, at par at the option of the Minister of Finance of Québec on six days’ notice subject to the requirements of the Canada Pension Plan.

(3)	Redeemable prior to maturity at the option of the holder in whole or in part, on the date indicated at par upon prior notice.

(4)	Redeemable prior to maturity at the option of the holder in whole or in part, from the date indicated and on any subsequent Interest Payment Date at par upon prior notice.

Others:

(1)

$6,000,000 annually for 1998-04-01 & 1999-04-01; $5,000,000 annually from 2000-04-01 to 2004-04-01; $35,000,000 for 2005-04-01; $5,000,000 for 2006-04-01; $55,000,000 for 2026 04-01 and $110,000,000 annually for 2034-04-01 & 2035-04-01.

(2)	$2,000,000 for each Interest Payment Date from 1999-04-01 to 2000-10-01 and from 2004-10-01 to 2007-10-01 (with the exception of 2006-04-01: $4,000,000).

(3)	Coupon rate represents the effective yield on the borrowing.

(4)	Interest payable first day of June and December at 10% from June 1, 2006 to December 1, 2015 and 5 % from June 1, 2037 to December 1, 2056.

(5)	Interest payable first day of June and December at 14% from June 1, 2009 to December 1, 2013 and 9 % from June 1, 2042 to June 1, 2065.

(6)	Interest payable first day of June and December at 10% from June 1, 2012 to December 1, 2018 and 5 % from June 1, 2041 to June 1, 2065.

(7)	Interest payable first day of June and December at 8% from December 1, 2012 to December 1, 2021 and 5 % from June 1, 2043 to June 1, 2075.

(8)	Interest payable first day of June and December at 8% from December 1, 2007 to December 1, 2017 and from June 1, 2039 to December 1, 2076.

(9)	Payable in installments including principal and interest.

(10)	Borrowings contracted with the Canada Mortgage and Housing Corporation under the municipal infrastructure low-cost loans program. Payable in annual installments, including principal and interest.

(11)	The Coupon will be 4.00% for the first five years, 5.00% for the years 6 to 10, 6.00% for the years 11 to 15, and 7.10% thereafter.